As filed with the Securities and Exchange Commission on September 21, 2000

                                                      Registration No. ___-_____

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------
                                    FORM S-6
                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2


                              Initial Registration
                                -----------------
                          SOUTHLAND LIFE SEPARATE ACCOUNT L1
                              (Exact Name of Trust)



                        SOUTHLAND LIFE INSURANCE COMPANY
                               (Name of Depositor)
                          5780 Powers Ferry Road, N.W.
                                Atlanta, GA 30340
              (Address of Depositor's Principal Executive Offices)




                                                Copy to:
GARY W. WAGGONER, ESQ.                          KIMBERLY J. SMITH, ESQ.
Southland Life Insurance Company                Sutherland Asbill & Brennan LLP
1290 Broadway                                   1275 Pennsylvania Avenue, NW
Denver, Colorado 80203-5699                     Washington, D.C. 20004-2415
                                                (202) 383-0314

(Name and Address of Agent for Service)


                          ----------------------------


Title of securities being registered: Survivor Dimensions variable life insurance policies.

Approximate date of proposed public offering: as soon as practicable after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                SOUTHLAND LIFE SEPARATE ACCOUNT L1 (File No. ___-_____)
                              Cross-Reference Table




Form N-8B-2 Item No.          Caption in Prospectus


1, 2                          Cover; Southland Life Insurance Company;
                              Southland Life Separate Account L1

3                             Inapplicable

4                             Southland Life Insurance Company

5, 6                          Southland Life Separate Account L1

7                             Inapplicable

8                             Financial Statements

9                             Inapplicable

10(a), (b), (c), (d), (e)     Policy Summary; Policy Values; Determining Values
                              in the Variable Division; Charges, Deductions and Refunds; Surrender; Partial Withdrawals;
                              Guaranteed Interest Division; Transfers of Account
                              Value; Right to Exchange Policy; Lapse;
                              Reinstatement; Premiums

10(f)                         Voting Privileges; Right to Change Operations

10(g), (h)                    Right to Change Operations

10(i) Tax Considerations; Detailed Information about the Policy; General Policy Provisions; Guaranteed Interest Division

11, 12                        Southland Life Separate Account L1

13                            Policy Summary; Charges, Deductions and Refunds;
                              Group or Sponsored Arrangements, or Corporate Purchasers

Form N-8B-2 Item No.          Caption in Prospectus
--------------------          ---------------------

14, 15 Policy Summary; Free Look Period; General Policy Provisions; Applying for a Policy

16                            Premiums; Allocation of Net Premiums; How We
                              Calculate Accumulation Unit Values

17                            Premium Payments Affect Your Coverage;
                              Surrender; Partial Withdrawals

18 Policy Summary; Tax Considerations; Detailed Information about the Policy; Southland Life Separate Account L1; Persistency Refund

19 Reports to Owners; Notification and Claims Procedures; Performance Information (Appendix B)

20                            See 10(g) & 10(a)

21                            Policy Loans

22 Policy Summary; Premiums; Grace Period; Southland Life Separate Account L1; Detailed Information about the Policy

23                            Inapplicable

24                            Inapplicable

25                            Southland Life Insurance Company

26                            Inapplicable

27, 28, 29, 30                Southland Life Insurance Company

31, 32, 33, 34                Inapplicable

35                            Inapplicable

36                            Inapplicable

Form N-8B-2 Item No.          Caption in Prospectus
--------------------          ---------------------

37                            Inapplicable

38, 39, 40, 41(a)             General Policy Provisions; Distribution of
                              the Policies; Southland Life Insurance Company

41(b), 41(c), 42, 43          Inapplicable

44                            Determining Values in the Variable Division;
                              How We Calculate Accumulation Unit Values

45                            Inapplicable

46 Partial Withdrawals; Detailed Information about the Policy

47, 48, 49, 50                Inapplicable

51                            Detailed Information about the Policy

52                            Determining Values in the Variable Division;
                              Right to Change Operations

53(a)                         Tax Considerations

53(b), 54, 55                 Inapplicable

56, 57, 58                    Inapplicable

59                            Financial Statements

This information is subject to completion or change. An amended registration statement for these securities has been filed with the Securities and Exchange Commission. These securities may not be sold and offers to buy may not be accepted prior to the amended registration statement becoming effective. This prospectus is not an offer to sell and is not a solicitation of an offer to buy. There will be no sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of the state.

                                   Prospectus

                       SURVIVOR DIMENSIONS UNIVERSAL LIFE
           A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
                                    issued by

                        SOUTHLAND LIFE INSURANCE COMPANY
                                       AND
                       SOUTHLAND LIFE SEPARATE ACCOUNT L1




Consider carefully the policy charges, deductions, and refunds beginning on page 45 in this prospectus.

You should read this prospectus and keep it for future reference. A prospectus for each underlying investment portfolio must accompany and should be read together with this prospectus.

This policy is not available in all jurisdictions. This policy is not offered in any jurisdiction where this type of offering is not legal. Depending on the state where it is issued, policy features may vary. You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different.

We offer other products to insure the lives of two people which may or may not better match your needs and interests.

Replacing your existing life insurance policy(ies) with this policy may not be beneficial to you.



YOUR POLICY
      o is a flexible premium variable joint and survivor universal life insurance policy;
      o is issued on two lives on whom insurance coverage may continue, in whole or in part, until both have died;
      o    is issued by Southland Life Insurance Company;
      o is guaranteed not to lapse during the first five policy years if you meet certain requirements; and
      o is returnable by you during the free look period if you are not satisfied.

YOUR PREMIUM PAYMENTS
      o    are flexible, so the premium amount and frequency may vary;
      o are allocated to variable investment options and the guaranteed interest division, based on your instructions;
      o are invested in shares of the underlying investment portfolios under each variable investment option; and
      o can be invested in as many as eighteen investment options over the policy's lifetime.

YOUR ACCOUNT VALUE
      o is the sum of your holdings in the variable division, the guaranteed interest division and the loan division;
      o has no guaranteed minimum value under the variable division. The value varies with the value of the underlying investment portfolio;
      o has a minimum guaranteed rate of return for amounts in the guaranteed interest division; and
      o is subject to specified expenses and charges, including possible surrender charges.

DEATH PROCEEDS
      o are paid if the policy is in force at the death of the second of the two insured people;
      o are equal to the death benefit minus an outstanding policy loan, accrued loan interest and unpaid charges incurred before the second insured person dies;
      o    are calculated under your choice of options;
            * Option A- a fixed minimum death benefit;
            * Option B- a stated death benefit plus your account value; and
      o are generally not federally income taxed if your policy continues to meet the federal income tax definition of life insurance.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS LIFE INSURANCE POLICY IS NOT A BANK DEPOSIT OR OBLIGATION, FEDERALLY INSURED OR BACKED BY ANY BANK OR GOVERNMENT AGENCY.

                    DATE OF PROSPECTUS _________ ___, _____

                                                            Survivor Dimensions
                                                          Preliminary Prospectus
                                                                Number ______

ISSUED BY: Southland Life            UNDERWRITTEN BY: ING America Equities, Inc.
               Insurance Company                      P.O. Box 173789
           P.O. Box 173789                            Denver, CO 80217-3789
           Denver, CO 80217-3789



THROUGH ITS:              Southland Separate Account L1


ADMINISTERED BY:          Southland Customer Service Center
                          P.O.  Box 173789
                          Denver, CO 80217-3789
                          (800) 224-3035


FOR OVERNIGHT DELIVERY:   1290 Broadway
                          Denver, CO 80203


--------------------------------------------------------------------------------

Survivor Dimensions                    2

                                TABLE OF CONTENTS

POLICY SUMMARY.................................................................4
      Your Policy..............................................................4
      Free Look Period.........................................................4
      Premium Payments.........................................................4
      Charges and Deductions...................................................4
      Variable Division........................................................6
      Fees and Expenses of the Investment Portfolios...........................6
      Guaranteed Interest Division.............................................8
      Policy Values............................................................8
      Transfers of Account Value...............................................8
      Special Policy Features..................................................8
      Policy Modification, Termination and Continuation Features...............9
      Death Benefits..........................................................10
      Tax Considerations......................................................10

SOUTHLAND LIFE, THE SEPARATE ACCOUNT
      AND THE INVESTMENT OPTIONS..............................................12
      Southland Life Insurance Company........................................12
      Southland Life Separate Account L1......................................12
      Investment Portfolio Objectives.........................................13
      Guaranteed Interest Division............................................18
      Maximum Number of Investment Options....................................18

DETAILED INFORMATION ABOUT THE
      POLICY..................................................................19
      Applying for a Policy...................................................19
      Temporary Insurance.....................................................19
      Policy Issuance.........................................................20
      Premiums................................................................20
      Premium Payments Affect Your Coverage...................................22
      Death Benefits..........................................................22
      Riders..................................................................28
      Special Features........................................................30
      Policy Values...........................................................32
      Transfers of Account Value..............................................33
      Dollar Cost Averaging...................................................34
      Automatic Rebalancing...................................................35
      Policy Loans............................................................35
      Partial Withdrawals.....................................................37
      Lapse...................................................................38
      Reinstatement...........................................................39
      Surrender...............................................................39
      General Policy Provisions...............................................40
           Free Look Period...................................................40
           Your Policy........................................................40
           Age  ..............................................................40
           Ownership..........................................................40
           Beneficiary(ies)...................................................41
           Collateral Assignment..............................................41
           Incontestability...................................................41
           Misstatements of Age or Gender.....................................41
           Suicide............................................................41
           Transaction Processing.............................................41
           Notification and Claims Procedures.................................42
           Telephone Privileges...............................................42
           Non-participation..................................................42
           Distribution of the Policies.......................................42
           Advertising Practices and Sales Literature.........................43
           Settlement Provisions..............................................43
      Administrative Information About the Policy.............................44

CHARGES, DEDUCTIONS AND REFUNDS...............................................45
      Deductions from Premiums................................................46
      Daily Deductions from the Separate Account..............................46
      Monthly Deductions from Account Value...................................47
      Policy Transaction Fees.................................................48
      Persistency Refund......................................................48
      Surrender Charge........................................................49
      Group or Sponsored Arrangements, or Corporate Purchasers................52

TAX CONSIDERATIONS............................................................53
      Tax Status of the Policy................................................53
      Diversification Requirements............................................53
      Tax Treatment of Policy Death Benefits..................................54
      Modified Endowment Contracts............................................54
      Multiple Policies.......................................................54
      Distributions Other than Death Benefits from
           Modified Endowment Contracts.......................................54
      Distributions Other than Death Benefits from
           Policies That Are Not Modified Endowment Contracts.................55
      Investment in the Policy................................................55
      Policy Loans............................................................55
      Section 1035 Exchanges..................................................55
      Tax-exempt Policy Owners................................................55
      Possible Tax Law Changes................................................55
      Changes to Comply with the Law..........................................55
      Other...................................................................56

ILLUSTRATIONS.................................................................57

ADDITIONAL INFORMATION........................................................61
      Directors and Officers..................................................61
      Regulation..............................................................62
      Legal Matters...........................................................62
      Legal Proceedings.......................................................62
      Experts.................................................................62
      Registration Statement..................................................62

INDEX OF SPECIAL TERMS........................................................63

FINANCIAL STATEMENTS..........................................................64

APPENDIX A....................................................................67

APPENDIX B....................................................................68



--------------------------------------------------------------------------------

Survivor Dimensions                    3

POLICY SUMMARY

YOUR POLICY

Your policy provides life insurance protection on the lives of two insured people and insurance coverage may continue until both have died. The policy includes the basic policy, applications and riders or endorsements. As long as the policy remains in force, we pay a death benefit after the death of the second of the insured people. While your policy is in force, you may access a portion of your policy value by taking loans or partial withdrawals. You may surrender your policy for its net cash surrender value. At the policy anniversary nearest the younger insured person's 100th birthday you may surrender the policy or continue it under the continuation of coverage option. SEE CONTINUATION OF COVERAGE, PAGE 31.

Life insurance is not a short-term investment. You should evaluate your need for life insurance coverage and this policy's long-term investment potential and risks before purchasing a policy.


FREE LOOK PERIOD

Within limits as specified by law, you have the right to examine your policy and return it for a refund of all premium payments we have received or the account value, if you are not satisfied for any reason. The policy is then void. SEE FREE LOOK PERIOD, PAGE 40.

PREMIUM PAYMENTS

The policy is a flexible premium policy because the amount and frequency of the premium payments you make may vary within limits. You must make premium payments:
      o    for us to issue your policy;
      o    sufficient to keep your policy in force; and
      o    as necessary to continue certain benefits.

Depending on the amount of premium you choose to pay, it may not be enough to keep your policy or certain riders in force. SEE PREMIUMS, PAGE 20.

ALLOCATION OF NET PREMIUMS

This policy has premium-based charges which are subtracted from your payments. We add the balance, or net premium, to your policy based on your investment instructions. You may allocate the net premium among one or more variable investment options and the guaranteed interest division. SEE ALLOCATION OF NET PREMIUMS, PAGE 21.


CHARGES AND DEDUCTIONS

All charges presented here are current unless stated otherwise.














--------
This summary highlights some of the important points about your policy. The policy is more fully described in the attached, complete prospectus. Please read it carefully. "We," "us," "our," and the "company" refer to Southland Life Insurance Company. "You" and "your" refer to the policy owner. The owner is the individual, entity, partnership, representative or party who may exercise all rights over the policy and receive the policy benefits during the insured people's lifetimes.

State variations are covered in a special policy form used in that state. This prospectus provides a general description of the policy. Your actual policy and any riders are the controlling documents. If you would like to review a copy of the policy and riders, contact our customer service center or your agent/registered representative.

--------------------------------------------------------------------------------

Survivor Dimensions                    4

                                     CHARGES

                 Other Than Investment Portfolio Annual Expenses
                 (SEE CHARGES, DEDUCTIONS AND REFUNDS, PAGE 45)

---------------------------------- --------------------------------------- -----------------------------------------
CHARGE                             WHEN CHARGE IS DEDUCTED                 AMOUNT DEDUCTED
---------------------------------- --------------------------------------- -----------------------------------------
Tax Charges                        Each premium payment received           2.5% for state and local taxes; 1.5%
                                                                           for estimated federal income tax
                                                                           treatment of deferred acquisition costs.
---------------------------------- --------------------------------------- -----------------------------------------
Sales Charge                       Each premium payment received           Percentage of policy or segment premium
                                                                           up to target premium and above target
                                                                           premium: year 1-10 up to target 4.0%,
                                                                           above target 2%; year 11+, 2% of all
                                                                           premium received.
---------------------------------- --------------------------------------- -----------------------------------------
Surrender Charge                   First fourteen policy or segment        A dollar amount per $1,000 stated death
                                   years from account value                benefit and a percentage of surrender
                                                                           charge target premium.  Maximum of 100%
                                                                           in first 5 years.
---------------------------------- --------------------------------------- -----------------------------------------
Mortality & Expense Risk Charge    Daily, included in unit value           0.002466% daily (0.90% annually)
---------------------------------- --------------------------------------- -----------------------------------------
Policy Charge                      Monthly from account value              $15 per month for first ten policy
                                                                           years and $9 per month thereafter.
---------------------------------- --------------------------------------- -----------------------------------------
Monthly Administrative Charge      Monthly from account value              $0.085 per $1,000 death benefit for the
                                                                           first ten policy years.  $0.015 per
                                                                           $1,000 death benefit for policy years
                                                                           eleven through twenty.  Applies to
                                                                           first $2,500,000 of death benefit.
                                                                           These maximum rates are guaranteed.
---------------------------------- --------------------------------------- -----------------------------------------
Cost of Insurance Charge           Monthly from account value              Varies based on current cost of
                                                                           insurance rates and net amount at risk.
---------------------------------- --------------------------------------- -----------------------------------------
Guaranteed Minimum Death Benefit   Monthly from account value              $0.005 per $1,000 of stated death
Charge                                                                     benefit per month.  Guaranteed maximum.
---------------------------------- --------------------------------------- -----------------------------------------
Rider Charges                      Monthly from account value              Varies depending on the rider benefits
                                                                           you choose.
---------------------------------- --------------------------------------- -----------------------------------------
Partial Withdrawal Fee             Transaction date from account value     Up to $25.
---------------------------------- --------------------------------------- -----------------------------------------
Illustration Fee                   Transaction date from account value     One free illustration per policy year,
                                                                           then a $25 fee may apply.
---------------------------------- --------------------------------------- -----------------------------------------





--------------------------------------------------------------------------------

Survivor Dimensions                    5

VARIABLE DIVISION

If you invest in the variable investment options, you may make or lose money depending on market conditions. The variable investment options are described in the prospectuses for the underlying investment portfolios. Each investment portfolio has its own investment objective. SEE INVESTMENT PORTFOLIO OBJECTIVES, PAGE 13.


FEES AND EXPENSES OF THE INVESTMENT
PORTFOLIOS

The separate account purchases shares of the underlying investment portfolios, at net asset value. This price reflects investment management fees, 12b-1 fees, and other direct expenses deducted from the portfolio assets. This table describes these fees and expenses in gross amounts and net amounts after waiver or reimbursement of fees or expenses by the investment portfolio advisers. Waivers or reimbursements are voluntary and subject to change. The portfolio expense information was provided to us by the portfolios and we have not independently verified this information.

These expenses are not direct charges against variable division assets or reductions from contract values; rather these expenses are included in computing each underlying portfolio's net asset value, which is the share price used to calculate the unit values of the variable investment options. For a more complete description of the portfolios' costs and expenses, see the prospectuses for the portfolios.












--------------------------------------------------------------------------------

Survivor Dimensions                    6

INVESTMENT PORTFOLIO ANNUAL EXPENSES (AS A PERCENTAGE OF PORTFOLIO AVERAGE NET
                                      ASSETS)


                                                                                                           Fees and
                                                     Investment                               Total        Expenses        Total Net
                                                     Management      12b-1      Other       Portfolio      Waived or       Portfolio
                    Portfolio                           Fees         Fees     Expenses       Expenses     Reimbursed        Expenses
                    ---------                           ----         ----     --------       --------     ----------        --------
THE ALGER AMERICAN FUND
      Alger American Growth Service
           Class/1/
      Alger American Leveraged AllCap/1/
      Alger American MidCap Growth/1/
      Alger American SmallCap Service
           Class/1/
FIDELITY VARIABLE INSURANCE PRODUCTS FUND
      VIP Equity - Income Service Class/2/
      VIP Growth Service Class/2/
      VIP High Income Service Class/2/
      VIP Overseas Service Class/2/
FIDELITY VARIABLE INSURANCE PRODUCTS FUND II
      VIP II Asset Manager Service                                      [to be filed by amendment]
           Class
      VIP II Contrafund Service Class/2/
      VIP II Index 500
      VIP II Investment Grade Bond
GCG TRUST/3/
      Liquid Asset Portfolio
      Mid-Cap Growth Portfolio
      Research Portfolio
      Total Return Portfolio
INVESCO VARIABLE INVESTMENT FUNDS, INC.
      INVESCO VIF - Equity Income/4/
      INVESCO VIF - Utilities/5/
JANUS ASPEN SERIES/6/
      Janus Aspen Aggressive Growth
           Service Class/6/
      Janus Aspen Balanced Service Class
          /6/
      Janus Aspen Growth Service Class/6/
      Janus Aspen International Growth
           Service Class/6/
      Janus Aspen Worldwide Growth
           Service Class/6/
----------------------------

/11 Included in Alger American Leveraged AllCap portfolios "Other Expenses" is 0.01% of interest expense.

/2/ Each Fidelity Service class fund currently pays .10% of its average net assets as a 12b-1 fee. This fee could vary; but cannot exceed .25%. The total Net Portfolio Expenses presented are before Fidelity absorbed a portion of the portfolio and custodian expenses for some portfolios with brokerage commissions and uninvested cash balances. After the fee absorption, the total net portfolio expenses would be 0.75% for the VIP Growth Portfolio and 0.98 % for the VIP Overseas Portfolio.

--------------------------------------------------------------------------------

Survivor Dimensions                    7

/3/ The GCG Trust pays Directed Services, Inc. ("DSI") for its services a monthly management fee based on the annual rates of the average daily net assets of the investment portfolios. DSI (and not the GCG Trust) in turn pays each portfolio manager a monthly fee for managing the assets of the portfolios.

/4/ INVESCO absorbed a portion of VIF-Equity Income Fund's "Other Expenses" and "Total Portfolio Expenses." After this absorption, these expenses are 0.42% and 1.17% respectively.

/5/ INVESCO absorbed a portion of VIF-Utilities Fund's "Other Expenses" and "Total Portfolio Expenses." After this absorption, these expenses are 0.61% and 1.21%, respectively.

/6/ Janus' expenses are based upon expenses for the fiscal year ended December 31, 1999, restated to reflect a reduction in the management fee for these portfolios. Janus Aspen Service Class has a distribution plan or "Rule 12b-1 plan" which is described in the Funds' prospectuses.


GUARANTEED INTEREST DIVISION

The guaranteed interest division guarantees principal and is part of our general account. Any amount you direct into the guaranteed interest division is credited with interest at a fixed rate. SEE GUARANTEED INTEREST DIVISION, PAGE 18.


POLICY VALUES

Your policy account value is the amount you have in the guaranteed interest division, plus the amount you have in each variable investment option. If you have an outstanding policy loan, your account value includes the amount in the loan division. SEE POLICY VALUES, PAGE 32 AND PARTIAL WITHDRAWALS, PAGE 37.

YOUR ACCOUNT VALUE IN THE VARIABLE DIVISION

Accumulation units are the way we measure value in the variable division. Accumulation unit value is the value of one unit of a variable investment option on a valuation date. Each variable investment option has a different accumulation unit value. SEE DETERMINING VALUES IN THE VARIABLE DIVISION, PAGE 32.

The accumulation unit value for each variable investment option reflects the investment performance of the underlying investment portfolio during the valuation period. Each accumulation unit value reflects asset-based charges under the policy and the expenses of the investment portfolios. SEE DETERMINING VALUES IN THE VARIABLE DIVISION, PAGE 32 AND HOW WE CALCULATE ACCUMULATION UNIT VALUES, PAGE 33.


TRANSFERS OF ACCOUNT VALUE

With some limitations, you may make transfers among the variable investment options or to the guaranteed interest division each policy year. There are restrictions on transfers from the guaranteed interest division. SEE TRANSFERS OF ACCOUNT VALUE, PAGE 33.


SPECIAL POLICY FEATURES

DESIGNATED DEDUCTION INVESTMENT OPTION

You may designate one investment option from which we will deduct all of your monthly deductions. SEE DESIGNATED DEDUCTION INVESTMENT OPTION, PAGE 30.

RIDERS

You may attach additional benefits to your policy by rider. In most cases, we deduct a monthly charge from your account value for these benefits. SEE RIDERS, PAGE 28.

DOLLAR COST AVERAGING

Dollar cost averaging is a systematic plan of transferring account values to selected investment options. It is intended to protect your policy's value from short-term price fluctuations. However, dollar cost averaging does not assure a profit, nor does it protect against a loss in a declining market. Dollar cost averaging is free. SEE DOLLAR COST AVERAGING, PAGE 34.

AUTOMATIC REBALANCING


--------------------------------------------------------------------------------

Survivor Dimensions                    8

Automatic rebalancing periodically reallocates your net account value among your selected investment options to maintain your specified distribution of account value among those investment options. Automatic rebalancing is free. SEE AUTOMATIC REBALANCING, PAGE 35.

LOANS

You may take loans against your policy's net cash surrender value. We charge a maximum annual loan interest rate of 4% for preferred loans and 6% for other loans. We credit an annual interest rate of 4% on amounts held in the loan account as collateral for your loan. SEE POLICY LOANS, PAGE 33.

Loans may have tax consequences. SEE TAX CONSIDERATIONS, PAGE 53.

PARTIAL WITHDRAWALS

You may withdraw part of your net cash surrender value any time after your first policy anniversary. You may make up to twelve partial withdrawals per policy year. Partial withdrawals may reduce your policy's death benefit and will reduce your account value. SEE PARTIAL WITHDRAWALS, PAGE 37.

Partial withdrawals may have tax consequences. SEE TAX CONSIDERATIONS, PAGE 53.

PERSISTENCY REFUND

After your tenth policy anniversary, where permitted by law, we add a persistency refund to your account value. SEE PERSISTENCY REFUND, PAGE 48.


POLICY MODIFICATION, TERMINATION AND CONTINUATION FEATURES

RIGHT TO EXCHANGE POLICY

For 24 months after the policy date you may exchange your policy for a guaranteed policy, unless law requires differently. There is no charge for this exchange. SEE RIGHT TO EXCHANGE POLICY, PAGE 31.

POLICY SPLIT OPTION

Under certain circumstances, you may split your policy into two separate life insurance policies each insuring the life of one insured person. This split may occur upon divorce between the two insured people, business dissolution, or a possible adverse future change in the tax law, unless law requires otherwise. The policy split option is free. SEE POLICY SPLIT OPTION, PAGE 30.

SURRENDER

You may surrender your policy for its net cash surrender value at any time before the death of the second of the insured people. All insurance coverage ends on the date we receive your request. SEE SURRENDER, PAGE 39.

LAPSE

In general, insurance coverage continues as long as your net cash surrender value is enough to pay the monthly deductions. However, your policy and its riders are guaranteed not to lapse during the first five years of your policy if the conditions of the special continuation period have been met. SEE LAPSE, PAGE 38 AND SPECIAL CONTINUATION PERIOD, PAGE 21.

REINSTATEMENT

You may reinstate your policy and its riders within five years of its lapse if you still own the policy and the insured people are still living and meet our underwriting requirements.

You will need to give proof of insurability. You will also need to pay required reinstatement premiums.

If the guaranteed minimum death benefit lapses and you do not correct it, this feature terminates. Once it terminates, you cannot reinstate this feature.

If you had a policy loan existing when coverage ended, we will reinstate it with accrued loan interest to the date of the lapse. SEE REINSTATEMENT, PAGE 39.

POLICY MATURITY

If at least one of the insured people is still living on the maturity date or the policy anniversary nearest the younger insured person's 100th birthday and you do not choose to let the continuation of coverage feature become effective, you must surrender your policy. We will pay the net account value. Your policy then ends. SEE POLICY MATURITY, PAGE 31.

CONTINUATION OF COVERAGE

At the policy anniversary nearest the younger insured person's 100th birthday, you may choose to let the

--------------------------------------------------------------------------------

Survivor Dimensions                    9
continuation of coverage feature become effective. SEE CONTINUATION OF COVERAGE, PAGE 31.


DEATH BENEFITS

After the death of the second of the two insured people, we pay death proceeds to the beneficiary(ies) if your policy is still in force. Based on the death benefit option you have chosen, the base death benefit varies.

We generally require a minimum total death benefit of $250,000 to issue your policy. If you have an adjustable term insurance rider, the minimum stated death benefit to issue a policy is $100,000, as long as your total death benefit is at least $250,000.

You may change your death benefit amount while your policy is in force, subject to certain restrictions. SEE CHANGES IN DEATH BENEFIT AMOUNTS, PAGE 26.


TAX CONSIDERATIONS

Under current federal income tax law, death benefits of life insurance policies generally are not subject to income tax. In order for this treatment to apply, the policy must qualify as a life insurance contract. We believe it is reasonable to conclude that the policy will qualify as a life insurance contract. SEE TAX STATUS OF THE POLICY, PAGE 53.

Assuming the policy qualifies as a life insurance contract under current federal income tax law, your account value earnings are generally not subject to income tax as long as they remain within your policy. However depending on circumstances, the following events may cause taxable consequences for you:
     o     partial withdrawals;
     o     surrender; or
     o     lapse.

In addition, if your policy is a modified endowment contract, a loan against or secured by the policy may cause income taxation. A penalty tax may be imposed on a distribution from a modified endowment contract as well. SEE MODIFIED ENDOWMENT CONTRACTS, PAGE 54.

In recent years, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a tax adviser.

You should consult a qualified legal or tax adviser before you purchase your policy.












--------------------------------------------------------------------------------

Survivor Dimensions                    10

                              How the Policy Works


YOUR PREMIUM             Premium Deductions
You make a premium  ---------------------------->
payment
                                                     o  sales charge
                                                     o  tax charges
                    /
                    \----------------------------
NET PREMIUM
We allocate the net
premium to the investment
options you choose
        |
        |
   -----------------------------------------
   |                                       |
   \/                                      \/
GUARANTEED                                VARIABLE INVESTMENT                     INVESTMENT PORTFOLIOS           The investment
INTEREST DIVISION                         OPTIONS                       /         The variable investment         manager deducts
Amounts you allocate                      Amounts you allocate are      \--       options invest in               investment
are held in our general account           held in our separate account     -->    investment portfolios   ------> management fees,
   |                                       |                                                                      12b-1 fees, and
   -----------------------------------------                                                                      other portfolio
                                      |                                                                           expenses
                                      |
                                      |
                            Refunds   |
o  persistency refund    ------------>|                       Monthly Deductions   o  policy charge
                                      |                    --------------------->  o  cost of insurance
                                      |                   |                           charge
                                      |                   |                        o  monthly administrative
                                      \/                  |                           charge
                               ACCUMULATED VALUE          |                        o  rider charges
                               The total value of your  --|                        o  guaranteed minimum
                               policy                     |                           death benefit charge
                                 |                        |    Separate Account
                                 |                        |      Deductions
                                 |                        |--------------------->  o  mortality and expense
                                 \/                       |                           risk charge
                        LOAN DIVISION                     |
                        Amount set aside to               |
                        secure a policy loan              |
                                                          |
                                                          |   Transaction Fees     o  partial withdrawal fee
                                                           --------------------->  o  illustration fee
                                                                                   o  surrender charge







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Survivor Dimensions                    11

SOUTHLAND LIFE, THE SEPARATE ACCOUNT AND THE INVESTMENT OPTIONS


SOUTHLAND LIFE INSURANCE COMPANY

Southland Life Insurance Company is a stock life insurance company organized under the laws of the State of Texas in 1908. Our headquarters are located at 5780 Powers Ferry Road, NW, Atlanta, Georgia 30327-4390. We are admitted to do business in the District of Columbia and all states except New York. Our total assets exceeded $2.5 billion, and our shareholder's equity exceeded $351 million on a generally accepted accounting principles basis as of December 31, 1999. (See Financial Statements.)

We have a complete line of life insurance products, including:
      o    annuities;
      o    individual life;
      o    group life; and
      o    pension products.

Southland is a wholly owned indirect subsidiary of ING Groep, N.V. ("ING"). ING is one of the world's three largest diversified financial services organizations. ING is headquartered in Amsterdam, The Netherlands. It has consolidated assets over $495 billion on a Dutch (modified U.S.) generally accepted accounting principles basis, as of December 31, 1999.

The principal underwriter and distributor for our policies is ING America Equities, Inc. ING America Equities is an affiliate of Southland and is a registered broker-dealer with the SEC and the NASD. ING America Equities is a stock corporation organized under the laws of the State of Colorado in 1993, and is located at 1290 Broadway, Denver, Colorado 80203-5699.


SOUTHLAND LIFE SEPARATE ACCOUNT L1

SEPARATE ACCOUNT STRUCTURE

We established Southland Separate Account L1 (the "separate account") on February 25, 1994, under Texas insurance law. It is a unit investment trust, registered with the SEC under the Investment Company Act of 1940. The SEC does not supervise our management of the separate account or Southland.

The separate account is used to support our variable life insurance policies and for other purposes allowed by law and regulation. We keep the separate account assets separate from our general account and other separate accounts. We may offer other variable life insurance contracts with different benefits and charges that invest in the separate account. We do not discuss these contracts in this prospectus. The separate account may invest in other securities not available for the policy described in this prospectus.

The company owns all the assets in the separate account. We credit gains to or charge losses against the separate account without regard to performance of other investment accounts.

ORDER OF SEPARATE ACCOUNT LIABILITIES

Law provides that we may not charge general account liabilities against separate account assets equal to its reserves and other liabilities. This means that if we ever become insolvent, the separate account assets will be used first to pay separate account policy claims. Only if separate account assets remain after these claims have been satisfied can these assets be used to pay other policy owners and creditors.

The separate account may have liabilities from assets credited to other variable life policies offered by the separate account. If the assets of the separate account are greater than required reserves and policy liabilities, we may transfer the excess to our general account.

INVESTMENT OPTIONS

Investment options include the variable and the guaranteed interest divisions, but not the loan division. The separate account has several variable investment options which invest in shares of underlying investment portfolios. This means that the investment performance of a policy depends on the performance of the investment portfolios you choose. Each investment portfolio has its own investment objective. These investment portfolios are not available directly to individual investors. They are available only as underlying investments for variable annuity and variable life insurance contracts and certain pension accounts.

--------------------------------------------------------------------------------

Survivor Dimensions                    12

INVESTMENT PORTFOLIOS

Each of the investment portfolios is a separate series of an open-end management investment company. The investment company receives investment advice from a registered investment adviser.

The investment portfolios sell shares to separate accounts of insurance companies. These insurance companies may or may not be affiliated with us. This is known as "shared funding." Investment portfolios may sell shares as the underlying investment for both variable annuity and variable life insurance contracts. This process is known as "mixed funding."

The investment portfolios may sell shares to certain qualified pension and retirement plans that qualify under Section 401 of the Internal Revenue Code ("IRC"). As a result, a material conflict of interest may arise between insurance companies, owners of different types of contracts and retirement plans or their participants.

If there is a material conflict, we will consider what should be done, including removing the investment portfolio from the separate account. There are certain risks with mixed and shared funding, and with selling shares to qualified pension and retirement plans. See the investment portfolios' prospectuses.


INVESTMENT PORTFOLIO OBJECTIVES

Each investment portfolio has a different investment objective that it tries to achieve by following its own investment strategy. The objectives and policies of each investment portfolio affect its return and its risks. With this prospectus, you must receive the current prospectus for each investment portfolio. We summarize the investment objectives for each investment portfolio here. You should read each investment portfolio prospectus.

Certain investment portfolios offered under this policy have investment objectives and policies similar to other funds managed by the portfolio's investment adviser. The investment results of a portfolio may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any investment portfolio will be comparable to those of another fund managed by the same investment adviser.

Some investment portfolio advisers and distributors (or their affiliates) may pay us compensation for servicing, distribution, administration or other expenses. We may receive 12b-1 fees from the investment portfolios. The amount of compensation is usually based on the aggregate assets of the investment portfolio from contracts that we issue or administer. Some advisers and distributors may pay us more or less than others and our affiliates may pay us significantly more.






--------------------------------------------------------------------------------

Survivor Dimensions                    13

----------------------------------------------------------------------------------------------------------------------------
                                              INVESTMENT PORTFOLIO OBJECTIVES
------------------------------------ ------------------------------ --------------------------------------------------------
VARIABLE INVESTMENT OPTION           INVESTMENT COMPANY/ ADVISER/   INVESTMENT OBJECTIVE
                                     MANAGER/ SUB-ADVISER
------------------------------------ ------------------------------ --------------------------------------------------------
Alger American                       Investment Company:            Seeks long term capital appreciation by focusing on
Growth Portfolio                     The Alger American Fund        growing companies that generally have broad product
                                     Investment Adviser:            lines, markets, financial resources and depth of
                                     Fred Alger Management, Inc.    management.  Under normal circumstances, the portfolio
                                                                    invests primarily in the equity securities of large
                                                                    companies.  The portfolio considers a large company to
                                                                    have a market capitalization of $1 billion or greater.
------------------------------------ ------------------------------ --------------------------------------------------------
Alger American Leveraged AllCap      Investment Company:            Seeks long term-capital appreciation by investing,
Portfolio                            The Alger American Fund        under normal circumstances, in the equity securities
                                     Investment Adviser:            of companies of any size which demonstrate promising
                                     Fred Alger Management, Inc.    growth potential.  The portfolio can leverage, that
                                                                    is, borrow money, up to one-third of its total assets
                                                                    to buy additional securities.  By borrowing money, the
                                                                    portfolio has the potential to increase its returns if
                                                                    the increase in the value of the securities purchased
                                                                    exceeds the cost of borrowing, including interest paid
                                                                    on the money borrowed.
------------------------------------ ------------------------------ --------------------------------------------------------
Alger American MidCap Growth         Investment Company:            Seeks long-term capital appreciation by focusing on
Portfolio                            The Alger American Fund        midsize companies with promising growth potential.
                                     Investment Adviser:            Under normal circumstances, the portfolio invests
                                     Fred Alger Management, Inc.    primarily in the equity securities of companies having
                                                                    a market capitalization within the range of companies
                                                                    in the S&P MidCap 400 Index.
------------------------------------ ------------------------------ --------------------------------------------------------
Alger American Small                 Investment Company:            Seeks long-term capital appreciation by focusing on
Capitalization Portfolio             The Alger American Fund        small, fast-growing companies that offer innovative
                                     Investment Adviser:            products, services or technologies to a rapidly
                                     Fred Alger Management, Inc.    expanding marketplace.  Under normal circumstances,
                                                                    the portfolio invests primarily in the equity
                                                                    securities of small capitalization companies.  A small
                                                                    capitalization company is one that has a market
                                                                    capitalization within the range of the Russell 2000
                                                                    Growth Index or the S&P SmallCap 600 Index.
------------------------------------ ------------------------------ --------------------------------------------------------
VIP Equity-Income Portfolio          Investment Company: Fidelity   Seeks reasonable income and potential for capital
                                     Variable Insurance Products    appreciation.  With a yield which exceeds the
                                     Fund                           composite yield on the securities comprising the
                                     Investment Manager:            S&P(R)500.  Invests in domestic and foreign issuers.
                                     Fidelity Management &          Invests at least 65% of total assets in
                                     Research Company               income-producing equity securities, which tend to lead
                                                                    to investments in large cap "value" stocks.
                                                                    Potentially invests in other types of equity
                                                                    securities and debt securities, including
                                                                    lower-quality debt securities.  Uses fundamental
                                                                    analysis of each issuer's financial condition and
                                                                    industry position and market and economic conditions
                                                                    to select investments.
------------------------------------ ------------------------------ --------------------------------------------------------


--------------------------------------------------------------------------------

Survivor Dimensions                    14

----------------------------------------------------------------------------------------------------------------------------
                                              INVESTMENT PORTFOLIO OBJECTIVES
------------------------------------ ------------------------------ --------------------------------------------------------
VARIABLE INVESTMENT OPTION           INVESTMENT COMPANY/ ADVISER/   INVESTMENT OBJECTIVE
                                     MANAGER/ SUB-ADVISER
------------------------------------ ------------------------------ --------------------------------------------------------
VIP Growth Portfolio                 Investment Company: Fidelity   Seeks capital appreciation by investing in common
                                     Variable Insurance             stocks of companies that it believes have
                                     Products Fund                  above-average growth potential, either domestic or
                                     Investment Manager:            foreign issuers.
                                     Fidelity Management &
                                     Research Company
------------------------------------ ------------------------------ --------------------------------------------------------
VIP High Income Portfolio            Investment Company: Fidelity   Seeks a high level of current income while also
                                     Variable Insurance Products    considering growth of capital by investing in domestic
                                     Fund                           and foreign issuers and companies in troubled or
                                     Investment Manager:            uncertain financial condition.  Invests at least 65%
                                     Fidelity Management &          of total assets in income-producing debt securities,
                                     Research Company               preferred stocks and convertible securities with an
                                                                    emphasis on lower-quality debt securities.
                                                                    Potentially invests in non-income producing debt
                                                                    securities, including defaulted securities and common
                                                                    stocks.  Uses fundamental analysis of each issuer's
                                                                    financial condition, industry position, market and
                                                                    economic conditions to select investments.
------------------------------------ ------------------------------ --------------------------------------------------------
VIP Overseas Portfolio               Investment Company: Fidelity   Seeks long-term growth of capital by investing at
                                     Variable Insurance Products    least 65% of total assets in foreign securities.
                                     Fund
                                     Investment Manager:
                                     Fidelity Management &
                                     Research Company
------------------------------------ ------------------------------ --------------------------------------------------------
VIP II Asset Manager Portfolio       Investment Company: Fidelity   Seeks high total return with reduced risk over the
                                     Variable Insurance Products    long term by allocating its assets among stocks,
                                     Fund II                        bonds, and short-term instruments.
                                     Investment Manager:
                                     Fidelity Management &
                                     Research Company
------------------------------------ ------------------------------ --------------------------------------------------------
VIP II Contrafund Portfolio          Investment Company: Fidelity   Seeks long-term capital appreciation by investing
                                     Variable Insurance Products    primarily in common "growth" stocks or "value" stocks
                                     Fund II                        or both of domestic and foreign issuers.  Invests in
                                     Investment Manager:            securities of companies whose value it believes is not
                                     Fidelity Management &          fully recognized by the public.  Uses fundamental
                                     Research Company               analysis of each issuer's financial condition,
                                                                    industry position, market and economic conditions to
                                                                    select investments.

------------------------------------ ------------------------------ --------------------------------------------------------
VIP II Index 500 Portfolio           Investment Company: Fidelity   Seeks investment results that correspond to the total
                                     Variable Insurance Products    return of common stocks publicly traded in the United
                                     Fund II                        States as represented by the S&P(R) 500.
                                     Investment Manager:
                                     Fidelity Management &
                                     Research Company
                                     Sub-Advisor:
                                     Bankers Trust Company
------------------------------------ ------------------------------ --------------------------------------------------------

--------------------------------------------------------------------------------

Survivor Dimensions                    15

----------------------------------------------------------------------------------------------------------------------------
                                              INVESTMENT PORTFOLIO OBJECTIVES
------------------------------------ ------------------------------ --------------------------------------------------------
VARIABLE INVESTMENT OPTION           INVESTMENT COMPANY/ ADVISER/   INVESTMENT OBJECTIVE
                                     MANAGER/ SUB-ADVISER
------------------------------------ ------------------------------ --------------------------------------------------------
VIP II Investment Grade Bond         Investment Company: Fidelity   Seeks as high level of current income as is consistent
Portfolio                            Variable Insurance Products    with the preservation of capital by investing in U.S.
                                     Fund II                        dollar-denominated investment grade bonds.  Allocates
                                     Investment Manager:            assets across different market sectors and
                                     Fidelity Management &          maturities.  Analyzes a security's structural
                                     Research Company               features, current pricing and trading opportunities,
                                                                    and the credit quality of its issuer in selecting
                                                                    investments.  Manages the portfolio to have similar
                                                                    overall interest rate risk to Lehman Brothers
                                                                    Aggregate Bond Index(R).
------------------------------------ ------------------------------ --------------------------------------------------------
Liquid Asset Portfolio               Investment Company:            Seeks high level of current income consistent with the
                                     GCG Trust                      preservation of capital and liquidity.  An investment
                                     Investment Manager:            in the Fund is not insured or guaranteed by the
                                     Directed Services, Inc.        Federal Deposit Insurance Corporation or any other
                                     Portfolio Manager:             government agency.  Although the Fund seeks to
                                     ING Investment Management,     preserve the value of your investment at $1.00 per
                                     LLC                            share, it is possible to lose money by investing in
                                     (an affiliate)                 the Fund.
------------------------------------ ------------------------------ --------------------------------------------------------
Mid-Cap Growth Portfolio             Investment Company:            Seeks long-term growth of capital.  Invests primarily
                                     GCG Trust                      in equity securities of companies with medium market
                                     Investment Manager:            capitalization which the portfolio manager believes
                                     Directed Services, Inc.        have above-average growth potential.
                                     Portfolio Manager:
                                     Massachusetts Financial
                                     Services Company
------------------------------------ ------------------------------ --------------------------------------------------------
Research Portfolio                   Investment Company:            Seeks long-term growth of capital and future income.
                                     GCG Trust                      Invests 80% in common stocks or securities convertible
                                     Investment Manager:            into common stocks of companies believed to have
                                     Directed Services, Inc.        better than average prospects for long-term growth,
                                     Portfolio Manager:             expected earnings or cash flow.
                                     Massachusetts Financial
                                     Services Company
------------------------------------ ------------------------------ --------------------------------------------------------
Total Return Portfolio               Investment Company:            Seeks above-average income (compared to a portfolio
                                     GCG Trust                      entirely invested in equity securities) consistent
                                     Investment Manager:            with the prudent employment of capital. Invests
                                     Directed Services, Inc.        primarily in a combination of equity and fixed income
                                     Portfolio Manager:             securities.
                                     Massachusetts Financial
                                     Services Company
------------------------------------ ------------------------------ --------------------------------------------------------

--------------------------------------------------------------------------------

Survivor Dimensions                    16

----------------------------------------------------------------------------------------------------------------------------
                                              INVESTMENT PORTFOLIO OBJECTIVES
------------------------------------ ------------------------------ --------------------------------------------------------
VARIABLE INVESTMENT OPTION           INVESTMENT COMPANY/ ADVISER/   INVESTMENT OBJECTIVE
                                     MANAGER/ SUB-ADVISER
------------------------------------ ------------------------------ --------------------------------------------------------
VIF-Equity Income Fund               Investment Company: INVESCO    Seeks high current income, with growth of capital as a
                                     Variable Investment Funds,     secondary objective by investing at least 65% of its
                                     Inc.                           assets in dividend-paying common and preferred
                                     Investment Adviser:            stocks.  The rest of the fund's assets are invested in
                                     INVESCO Funds Group, Inc.      debt securities, and lower-grade debt securities.
                                     Sub-Advisor:
                                     INVESCO Capital Management,
                                     Inc.
------------------------------------ ------------------------------ --------------------------------------------------------
VIF-Utilities Fund                   Investment Company: INVESCO    Seeks capital appreciation and income by investing at
                                     Variable Investment Funds,     least 80% of its assets in companies doing business in
                                     Inc.                           the utilities economic sector.  The remainder of the
                                     Investment Adviser:            fund's assets are not required to be invested in the
                                     INVESCO Funds Group, Inc.      utilities economic sector.
                                     Sub-Advisor:
                                     INVESCO Capital Management,
                                     Inc.
------------------------------------ ------------------------------ --------------------------------------------------------
Aspen Aggressive Growth Portfolio    Investment Company: Janus      Seeks long-term growth of capital by investing
                                     Aspen Series                   primarily in common stocks selected for their growth
                                     Investment Adviser:            potential and normally investing at least 50% of its
                                     Janus Capital                  equity assets in medium-sized companies which fall
                                                                    within the range of companies in the S&P(R) MidCap 400
                                                                    Index.
------------------------------------ ------------------------------ --------------------------------------------------------
Aspen Balanced Portfolio             Investment Company: Janus      Seeks long-term growth of capital, consistent with
                                     Aspen Series                   preservation of capital and balanced by current income
                                     Investment Adviser:            by normally investing 40-60% of its assets in
                                     Janus Capital                  securities selected primarily for their growth
                                                                    potential and 40-60% of its assets in securities
                                                                    selected primarily for their income potential.  The
                                                                    portfolio normally invests at least 25% of its assets
                                                                    in fixed-income securities.
------------------------------------ ------------------------------ --------------------------------------------------------
Aspen Growth Portfolio               Investment Company: Janus      Seeks long-term growth of capital in a manner
                                     Aspen Series                   consistent with preservation of capital by investing
                                     Investment Adviser:            primarily in common stocks selected for their growth
                                     Janus Capital                  potential.  Although the portfolio can invest in
                                                                    companies of any size, it generally invests in larger,
                                                                    more established companies.
------------------------------------ ------------------------------ --------------------------------------------------------

--------------------------------------------------------------------------------

Survivor Dimensions                    17

----------------------------------------------------------------------------------------------------------------------------
                                              INVESTMENT PORTFOLIO OBJECTIVES
------------------------------------ ------------------------------ --------------------------------------------------------
VARIABLE INVESTMENT OPTION           INVESTMENT COMPANY/ ADVISER/   INVESTMENT OBJECTIVE
                                     MANAGER/ SUB-ADVISER
------------------------------------ ------------------------------ --------------------------------------------------------
Aspen International                  Investment Company: Janus      Seeks long-term growth of capital by investing at
Growth Portfolio                     Aspen Series                   least 65% of its total assets in securities of issuers
                                     Investment Adviser:            from at least five different countries, excluding the
                                     Janus Capital                  United States.  Although the portfolio intends to
                                                                    invest substantially all of its assets in issuers
                                                                    located outside the United States, it may at times
                                                                    invest in U.S.  issuers and it may at times invest all
                                                                    of its assets in fewer than five countries or even a
                                                                    single country.
------------------------------------ ------------------------------ --------------------------------------------------------
Aspen Worldwide                      Investment Company: Janus      Seeks long-term growth of capital in a manner
Growth Portfolio                     Aspen Series                   consistent with preservation of capital by investing
                                     Investment Adviser:            primarily in common stocks of companies of any size
                                     Janus Capital                  throughout the world.  The portfolio normally invests
                                                                    in issuers from at least five different countries,
                                                                    including the United States.  The portfolio may at
                                                                    times invest in fewer than five countries or even in a
                                                                    single country.
------------------------------------ ------------------------------ --------------------------------------------------------


GUARANTEED INTEREST DIVISION

You may allocate all or a part of your net premium and transfer your net account value into the guaranteed interest division. The guaranteed interest division guarantees principal and is part of our general account. It pays interest at a fixed rate that we declare.

The general account contains all of our assets other than those held in the separate account (variable investment options) or other separate accounts.

The general account supports our non-variable insurance and annuity obligations. We have not registered interests in the guaranteed interest division under the Securities Act of 1933. Also, we have not registered the guaranteed interest division or the general account as an investment company under the Investment Company Act of 1940 (because of exemptive and exclusionary provisions). This means that the general account, the guaranteed interest division and its interests are generally not subject to regulation under these Acts.

The SEC staff has not reviewed the disclosures in this prospectus relating to the general account and the guaranteed interest division. These disclosures, however, may be subject to certain requirements of the federal securities law regarding accuracy and completeness of statements made.

The amount you have in the guaranteed interest division is all of the net premium you allocate to that division, plus transfers you make to the guaranteed interest division plus interest earned.

Amounts you transfer out of or withdraw from the guaranteed interest division reduce this amount. It is also reduced by deductions for charges from your account value allocated to the guaranteed interest division.

We declare the interest rate that applies to all amounts in the guaranteed interest division. This interest rate is never less than the minimum guaranteed interest rate of 3% and will be in effect for at least twelve months. Interest compounds daily at an effective annual rate that equals the declared rate. We credit interest to the guaranteed interest division on a daily basis. We pay interest regardless of the actual investment performance of our account. We bear all of the investment risk for the guaranteed interest division.


MAXIMUM NUMBER OF INVESTMENT OPTIONS

There are three divisions: the variable division, the

--------------------------------------------------------------------------------

Survivor Dimensions                    18
guaranteed interest division and the loan division. Under the variable division, there are numerous variable investment options. SEE SOUTHLAND LIFE SEPARATE ACCOUNT L1, PAGE 12 AND INVESTMENT PORTFOLIO OBJECTIVES, PAGE 13.

You may invest in a total of eighteen investment options over the life of your policy. Investment options include the variable and the guaranteed interest divisions, but not the loan division.

As an example, if you have had funds in seventeen variable investment options and the guaranteed interest division, these are the only investment options to which you may later add or transfer funds. However, you could still take a policy loan and access the loan division.

You may want to use fewer investment options in the early years of your policy, so that you can invest in others in the future. If you invest in eighteen variable investment options, you will not be able to invest in the guaranteed interest division.


DETAILED INFORMATION ABOUT THE POLICY

This prospectus describes our standard Survivor Dimensions Universal Life insurance policy. There may be differences in the policy because of state requirements where we issue your policy. We will describe any such differences in your policy.

The illustrations beginning on page 58 show how the policies work.


APPLYING FOR A POLICY

You purchase this variable universal life policy by submitting an application to us. On the policy date, the joint equivalent age of the two insured people must be no less than 15 and no more than age 85. The individual age of each insured person must be no more than 90 years of age on the policy date. There is no maximum age difference between the two insured people.

The insured people are the two people on whose lives we issue the policy. The insured people share some relationship and commonly include, among others: husband and wife; business partners; parent and child; grandparent and grandchild; and siblings. Upon the death of the second of the insured people we pay the death proceeds. SEE AGE, PAGE 40.

You may request that we back-date the policy up to six months to allow either or both of the insured people to give proof of a younger age for the purposes of your policy.

We may reduce the minimum death benefit for group or sponsored arrangements, or corporate purchasers. Our underwriting and reinsurance procedures in effect at the time you apply limit the maximum death benefit.


TEMPORARY INSURANCE

If you apply and qualify, we may issue temporary insurance in an amount equal to the face amount of the permanent insurance for which you applied. The maximum amount of temporary insurance for binding limited life insurance coverage is $3 million, which includes any other in-force coverage you have with us.

Temporary coverage begins when:

      1. you have completed and signed our binding limited life insurance coverage form;

      2. we receive and accept a premium payment of at least your scheduled premium (selected on your application); and

      3.   part I of the application is complete.

Temporary life insurance coverage ends on the earliest of:
      o    the date we return your premium payments;
      o five days after we mail notice of termination to the address on your application;
      o    the date your policy coverage starts;
      o    the date we refuse to issue a policy based on your application; or
      o 90 days after you sign our binding limited life insurance coverage form.

There is no death benefit under the temporary insurance agreement if:
      o there is a material misrepresentation in your answers on the binding limited life insurance coverage form;
      o there is a material misrepresentation in statements on your application;
      o    the person or persons intended to be the

--------------------------------------------------------------------------------

Survivor Dimensions                    19
           insured people die by suicide or self-inflicted injury; or
      o    the bank does not honor your premium check.


POLICY ISSUANCE

Before we issue a policy, we require satisfactory evidence of insurability of both insured people and payment of your initial premium. This evidence may include a medical examination and completion of all underwriting and issue requirements.

The policy date shown on your policy schedule determines:
      o    monthly processing dates;
      o    policy months;
      o    policy years; and
      o    policy anniversaries.

The policy date is not affected by when you receive the policy. We charge monthly deductions from the policy date unless your policy specifies otherwise.

The policy date is determined one of three ways:

      1.   the date you designate on your application, subject to our approval;

      2. the back-date of the policy to save age, subject to our approval and law; or

      3.   if there is no designated date or back-date, the policy date is:
           o the date all underwriting and administrative requirements have been met if we receive your initial premium before we issue your policy; or
           o the date we receive your initial premium if it is after we approve your policy for issue.

DEFINITION OF LIFE INSURANCE

We apply a test to make sure that your policy meets the federal income tax definition of life insurance. The guideline premium/cash value corridor test applies to your policy. We may limit premium payments relative to your policy death benefit under this test. SEE TAX STATUS OF THE POLICY, PAGE 53.


PREMIUMS

You may choose the amount and frequency of premium payments, within limits. You cannot make premium payments after the death of the second of the insured people or after the continuation of coverage period begins. SEE CONTINUATION OF COVERAGE, PAGE 31.

We consider payments we receive to be premium payments if you do not have an outstanding loan and your policy is not in the continuation of coverage period. After we deduct certain charges from your payment, we add the remaining net premium to your policy.

SCHEDULED PREMIUMS

Your premiums are flexible. You may select your scheduled premium (within our limits) when you apply for your policy. The scheduled premium, shown in your policy and schedule, is the amount you choose to pay over a stated time period. THIS AMOUNT MAY OR MAY NOT BE ENOUGH TO KEEP YOUR POLICY IN FORCE. You may receive premium reminder notices for the scheduled premium on a quarterly, semi-annual or annual basis. You are not required to pay the scheduled premium.

You may choose to pay your premium by electronic funds transfer each month. This option is not available for your initial premium. The financial institution that makes your electronic funds transfer may charge for this service.

You can change the amount of your scheduled premium within our minimum and maximum limits at any time. If you fail to pay your scheduled premium or if you change the amount of your scheduled premium, your policy performance will be affected. During the special continuation period, your scheduled premium should not be less than the minimum annual premium shown in your policy.

If you want the guaranteed minimum death benefit, your scheduled premium should not be less than the guarantee period annual premium shown in your policy. SEE GUARANTEED MINIMUM DEATH BENEFIT, PAGE 27.

UNSCHEDULED PREMIUM PAYMENTS

Generally speaking, you may make unscheduled premium payments at any time, however:

      1.   We may limit the amount of your

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Survivor Dimensions                    20

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           unscheduled premium payments that would result in an increase in the base death benefit amount required by the federal income tax law definition of life insurance. We may require satisfactory evidence that the insured people are insurable at the time that you make the unscheduled premium payment if the death benefit is increased due to your unscheduled premium payments;

      2. We may require proof that at least one insured person is insurable if your unscheduled premium payment will cause the net amount at risk to increase; and

      3. We will return premium payments which are greater than the "seven-pay" limit for your policy if your payment would cause your policy to become a modified endowment contract, unless you have acknowledged in writing the new modified endowment contract status for your policy.

SEE MODIFIED ENDOWMENT CONTRACTS, PAGE 54 AND CHANGES TO COMPLY WITH THE LAW, PAGE 55.

If you have an outstanding policy loan and you make an unscheduled payment, we will consider it a loan repayment, unless you tell us otherwise. If your payment is a loan repayment, we do not take tax or sales charges which apply to premium payments.

TARGET PREMIUM

Target premium is not based on your scheduled premium. Target premium is actuarially determined based on the age, gender and premium class of the insured persons. The target premium is used in determining your initial sales charge, deferred sales charge and the sales compensation we pay. It may or may not be enough to keep your policy in force. You are not required to pay the target premium and there is no penalty for paying more or less. The target premium for your policy and each additional segment is listed in your policy schedule. SEE PREMIUMS, PAGE 20.


MINIMUM ANNUAL PREMIUM

To qualify for the special continuation period, you must pay a minimum annual premium during each of your first five policy years.

Your minimum annual premium is based on:
      o    each insured person's age, gender and premium class;
      o    the stated death benefit of your policy; and
      o    riders on your policy.

Your minimum annual premium is shown in the schedule pages of your policy. We may reduce the minimum annual premium for group or sponsored arrangements, or for corporate purchasers.

SPECIAL CONTINUATION PERIOD

The special continuation period is the first five policy years. Under the special continuation period, we guarantee that your policy will not lapse, regardless of its net cash surrender value, if on a monthly processing date:
      o the sum of all premiums you have paid, minus partial withdrawals that you have taken, minus policy loans that you have taken, including accrued loan interest is greater than or equal to;
      o the minimum monthly premiums for each policy month from the first month of your policy through the current policy monthly processing date.

The minimum monthly premium is one-twelfth of the minimum annual premium.

During the first five years of your policy if there is not enough net cash surrender value to pay the monthly deductions and you have satisfied our requirements, we do not allow your policy to lapse. We do not permanently waive policy charges. Instead, we continue to deduct these charges which may result in a negative net cash surrender value, unless you pay enough premium to prevent this. The negative balance is your unpaid monthly deductions owing. At the end of the special continuation period to avoid lapse of your policy you must pay enough premium to bring the net cash surrender value to zero plus the amount that covers your estimated monthly deductions for the following two months. SEE LAPSE, PAGE 38.

INVESTMENT DATE AND ALLOCATION OF NET PREMIUMS

The net premium is the balance remaining after we deduct tax and sales charges from your premium payment.

Insurance coverage does not begin until we receive your initial premium. It must be at least equal to the sum of the scheduled premiums due from your policy

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date through your investment date.

The investment date is the first date we apply the net premium we have received to your policy.

We apply the initial net premium to your policy after:
      a)   we receive the required amount of premium; and
      b) all issue requirements have been received by our customer service center; and
      c)   we have approved your policy for issue.

Amounts you designate for the guaranteed interest division will be allocated to that division on the investment date. If your state requires the return of your premium during the free look period, we initially invest amounts you have designated for the variable division in the GCG Liquid Asset Portfolio. We later transfer these amounts from the GCG Liquid Asset Portfolio to your selected variable investment options, based on your most recent premium allocation instructions, at the earlier of the following dates:
      o five days after we mailed your policy plus your state free look period has ended; or
      o we have received your delivery receipt plus your state free look period has ended.

If your state provides for return of account value during the free look period or no free look period, we invest amounts you designated for the variable division directly into your selected variable investment options.

We allocate all later premium payments to your policy on the valuation date of receipt. We use your most recent premium allocation instructions specified in whole numbers totaling 100% and using up to eighteen investment options over the life of your policy. SEE MAXIMUM NUMBER OF INVESTMENT OPTIONS, PAGE 18.


PREMIUM PAYMENTS AFFECT YOUR COVERAGE

Unless you have the guaranteed minimum death benefit feature or your policy is in the special continuation period, your coverage lasts only as long as your net cash surrender value is enough to pay the monthly charges and your cash surrender value is more than your outstanding policy loan plus accrued loan interest. If you do not meet these conditions, your policy will enter the 61-day grace period and you must make a premium payment to avoid lapse. SEE LAPSE, PAGE 38 AND GRACE PERIOD, PAGE 38.

If you pay your minimum premium each year during the first five policy years and take no policy loan or withdrawals, we guarantee your policy and riders will not lapse during the special continuation period, regardless of your net cash surrender value. SEE SPECIAL CONTINUATION PERIOD, PAGE 21.

Under the guaranteed minimum death benefit, the base death benefit portion of your policy remains effective until the end of the guarantee period. The guaranteed minimum death benefit feature does not apply to riders which can lapse and terminate during the guarantee period. You must meet all conditions of the guarantee. SEE GUARANTEED MINIMUM DEATH BENEFIT, PAGE 27.

MODIFIED ENDOWMENT CONTRACTS

There are special federal income tax rules for distributions from life insurance policies which are modified endowment contracts. These rules apply to policy loans, surrenders and partial withdrawals. Whether or not these rules apply depends upon whether or not the premiums we receive are greater than the "seven-pay" limit.

If we find that your scheduled premium causes your policy to be a modified endowment contract on your policy date, we will require you to acknowledge that you know the policy is a modified endowment contract. We will issue your policy based on the scheduled premium you selected. If you do not want your policy to be issued as a modified endowment contract, you may reduce your scheduled premium to a level which does not cause your policy to be a modified endowment contract. We will then issue your policy based on the revised scheduled premium. SEE MODIFIED ENDOWMENT CONTRACTS, PAGE 54.


DEATH BENEFITS

As a joint and survivor universal life insurance policy, your policy has a joint nature to the death benefit. We do not pay death proceeds until the death of the second of the insured people. Your death benefit is calculated as of the date of death of the second of the insured people.

You can decide the amount of insurance you need, now and in the future. You can combine the long-term advantages of permanent life insurance (base

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Survivor Dimensions                    22

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coverage) with the flexibility and short-term advantages of term life insurance.
Both permanent and term life insurance are available with your one policy.

The stated death benefit is the permanent element of your policy. The adjustable term insurance rider is the term insurance element of your policy. SEE ADJUSTABLE TERM INSURANCE RIDER, PAGE 28.

Generally we require a minimum total death benefit of $250,000 to issue a policy. If you have an adjustable term insurance rider, the minimum stated death benefit to issue a policy is $100,000, as long as your total death benefit is at least $250,000.

It may be to your economic advantage to include part of your insurance coverage under the adjustable term insurance rider. Both the cost of insurance under the adjustable term insurance rider and the cost of insurance for the base death benefit are deducted monthly from your account value and generally increase with the age of the insured people. Use of the adjustable term insurance rider may reduce the distribution allowance, but may increase the monthly cost of insurance. SEE ADJUSTABLE TERM INSURANCE RIDER, PAGE 28.


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                              DEATH BENEFIT SUMMARY

THIS CHART ASSUMES NO DEATH BENEFIT OPTION CHANGES AND NO REQUESTED OR SCHEDULED INCREASES OR DECREASES IN STATED OR TARGET DEATH BENEFIT AND THAT PARTIAL WITHDRAWALS ARE LESS THAN THE PREMIUM WE RECEIVE.


                                                 OPTION A                                                OPTION B
=========================  ====================================================  ===================================================
STATED DEATH               The amount of policy death benefit at                 The amount of policy death benefit at issue,
BENEFIT                    issue, not including rider coverage.  This            not including rider coverage.  This amount
                           amount stays level throughout the life of             stays level throughout the life of the policy.
                           the policy.

BASE DEATH                 The greater of the stated death benefit or            The greater of the stated death benefit plus the
BENEFIT                    the account value multiplied by the                   account value or the account value multiplied
                           appropriate factor from the definition of             by the appropriate factor from the definition
                           life insurance factors.                               of life insurance factors.

TARGET DEATH               Stated death benefit plus adjustable term             Stated death benefit plus adjustable term
BENEFIT                    insurance rider benefit.  This amount                 insurance rider benefit.  This amount remains
                           remains level throughout the life of                  level throughout the life of the policy.
                           the policy.

TOTAL DEATH                It is the greater of the target death benefit         It is the greater of the target death benefit plus
BENEFIT                    or the base death benefit.                            the account value or the base death benefit.

ADJUSTABLE                 The adjustable term insurance rider benefit           The adjustable term insurance rider benefit is
TERM                       is the total death benefit minus base death           the total death benefit minus the base death
INSURANCE                  benefit, but it will not be less than zero. If        benefit, but it will not be less than zero.  If the
RIDER BENEFIT              the account value multiplied by the death             account value multiplied by the death benefit
                           benefit corridor factor is greater than the           corridor factor is greater than the stated death
                           stated death benefit, the adjustable term             benefit plus the account value, the adjustable
                           insurance benefit will be decreased.  It will         term insurance rider benefit will be decreased.
                           be decreased so that the sum of the base              It will be decreased so that the sum of the
                           death benefit and the adjustable term                 base death benefit and the adjustable term
                           insurance rider benefit is not greater than           insurance rider benefit is not greater than the
                           the target death benefit.  If the base death          target death benefit plus the account value.  If
                           benefit becomes greater than the target               the base death benefit becomes greater than
                           death benefit, then the adjustable term               the target death benefit plus the account
                           insurance rider benefit is zero.                      value, then the adjustable term insurance rider
                                                                                 benefit is zero.


BASE DEATH BENEFIT

Your base death benefit can be different from your stated death benefit as a result of:
      o    your choice of death benefit option;
      o    your choice of the enhanced death benefit corridor option;
      o    increases or decreases in the stated death benefit; or
      o    a change in your death benefit option.

Federal income tax law requires that your death benefit be at least as much as your account value multiplied by a factor defined by law. This factor is based on:
      o    the insured people's joint equivalent age;
      o    the insured people's gender;
      o the guideline premium/cash value corridor test for the federal income tax law definition of life insurance. SEE APPENDIX A, PAGE 68.

As long as your policy is in force, we will pay the death proceeds to your beneficiary(ies) calculated at the date of death of the second of the insured people. The beneficiary(ies) is(are) the person (people) you name to receive the death proceeds from your policy. The death proceeds are:
      o    your base death benefit; plus

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      o    rider benefits; minus
      o    your outstanding policy loan with accrued loan interest; minus
      o outstanding policy charges incurred before the death of the second of the insured people.

There could be outstanding policy charges if the date of death of the second of the insured people happens while your policy is in the grace period or in the five-year special continuation period.

DEATH BENEFIT OPTIONS

You have a choice of two death benefit options: option A or option B (described below). Your choice may result in your base death benefit being greater than your stated death benefit.

If you choose death benefit option A, your base death benefit is the greater of:

      1. your stated death benefit on the date of death of the second of the insured people; or

      2. your account value on the date of death of the second of the insured people multiplied by the appropriate factor from the definition of life insurance factors shown in Appendix A or B.

With option A, positive investment performance generally reduces your net amount at risk, which lowers your policy's cost of insurance charge. Option A offers insurance coverage that is a set amount with potentially lower cost of insurance charges over time.

Under death benefit option B, your base death benefit is the greater of:

      1. your stated death benefit plus your account value on the date of death of the second of the insured people; or

      2. your account value on the date of death of the second of the insured people multiplied by the appropriate factor from the definition of life insurance factors shown in Appendix A or B.

With option B, investment performance is reflected in your insurance coverage.

Death benefit option B is not available during the continuation of coverage period. If you select option B on your policy, it automatically converts to death benefit option A when the continuation of coverage period begins. SEE CONTINUATION OF COVERAGE, PAGE 31.

CHANGES IN DEATH BENEFIT OPTIONS

You may request a change in your death benefit option at any time on or after your first monthly processing date and before the continuation of coverage period begins. A death benefit option change applies to your entire stated or base death benefit. Changing your death benefit option may reduce or increase your target death benefit, as well as your stated death benefit.

You may change from death benefit option A to option B or from option B to option A. For you to change from death benefit option A to option B, we may require proof that the insured people are insurable under our normal rules of underwriting.

Your death benefit option change is effective on your next monthly processing date after we approve it, so long as at least one day remains before your monthly processing date. If less than one day remains before your monthly processing date, the change will be effective on your second following monthly processing date.

After we approve your request, we send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our customer service center so that we can make this change for you.

We may not approve a death benefit option change if it reduces the target death benefit below the minimum we require to issue your policy.

On the effective date of your option change, your stated death benefit changes as follows:

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    Change     Change              Stated Death Benefit
     From        To                  Following Change:
     ----        --                  ----------------

Option A        Option B     your stated death benefit before the
                             change minus your account value as of the effective date of the change.

Option B        Option A     your stated death benefit before the
                             change plus your account value as of the effective date of the change.

We increase or decrease your stated death benefit to keep the net amount at risk the same on the date of your death benefit option change. There is no change to the amount of coverage under your adjustable term insurance rider. SEE COST OF INSURANCE CHARGE, PAGE 47.

If you change your death benefit option, we adjust the stated death benefit for each of your segments by allocating your account value to each benefit segment. For example, if you change from death benefit option A to option B, your stated death benefit is decreased by the amount of your account value allocation to that segment. If you change from death benefit option B to option A, your stated death benefit is increased by the amount allocated to that segment.

We do not impose a surrender charge for any decrease in your stated death benefit because you change your death benefit option.

CHANGES IN DEATH BENEFIT AMOUNTS

Contact your agent/registered representative or our customer service center to request a change in your policy's death benefit. The change is effective as of the next monthly processing date after we approve your request. Your requested change must be for at least $1,000.

After we make your requested change, we will send you a new schedule page. Keep it with your policy. Or we may ask you to send your policy to us so that we can make the change for you.

You may change the target death benefit once in a policy year.

We may not approve a requested change if it will disqualify your policy as life insurance under federal income tax law. If we disapprove a change for any reason, we provide you with a notice of our decision. SEE TAX CONSIDERATIONS, PAGE 53.

You may request a decrease in the stated death benefit only after your first policy anniversary.

If you decrease your death benefit, you may not decrease your target death benefit below the minimum we require to issue your policy.

Requested reductions in the death benefit amount will first decrease the target death benefit. We decrease your stated death benefit only after your adjustable term insurance rider coverage is reduced to zero. If you have more than one segment, we divide decreases in stated death benefit among your benefit segments pro rata unless law requires differently.

You may increase your target or stated death benefit on or after your first monthly processing date and before the policy anniversary when the joint equivalent age of the insured people is 85.

You must provide satisfactory evidence that the insured person is still insurable to increase your death benefit. Unless you tell us differently, we assume your request for an increase in your target death benefit is also a request for an increase to your stated death benefit. Thus, the amount of your adjustable term insurance rider will not change.

The initial death benefit segment, or first segment, is the stated death benefit on your policy's effective date. A requested increase in stated death benefit will cause a new segment to be created. Once created, it is permanent unless law requires differently. The segment year runs from the segments effective date to its anniversary.

Each new segment may have:
      o    a new initial sales charge;
      o    a new deferred sales charge;
      o    new cost of insurance charges, guaranteed and current;
      o    a new incontestability period;
      o    a new suicide exclusion period; and
      o    a new target premium.

We allocate the net amount at risk among segments in the same proportion that each segment bears to the total stated death benefit. Premiums we receive after an increase are applied to your policy segments in the

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



same proportion as the target premium for each segment bears to the total target premium for all segments. For each coverage segment, your schedule shows your target premium which is used to determine your initial sales charge and deferred sales charge.

There may be tax consequences as a result of a change in your death benefit amount. Consult your tax adviser before making a change. SEE TAX STATUS OF THE POLICY, PAGE 53 AND MODIFIED ENDOWMENT CONTRACTS, PAGE 54.

GUARANTEED MINIMUM DEATH BENEFIT

Usually, your coverage lasts only as long as your net cash surrender value is enough to pay the monthly charges and your cash surrender value is more than your outstanding policy loan plus accrued loan interest. Your account value depends on:

      1.   timing and amount of any premium payments;

      2.   the investment performance of the variable investment options;

      3.   the interest you earn in the guaranteed interest division;

      4.   the amount of your monthly charges;

      5.   partial withdrawals you take; and

      6.   loan activity you may have.

The guaranteed minimum death benefit may be put in force only at policy issue. This option extends the period that your policy's stated death benefit remains in effect even if the variable investment options perform poorly. It has a guarantee period that lasts until the continuation of coverage period begins, so long as you meet all requirements.

The guaranteed minimum death benefit coverage does not apply to riders, including the adjustable term insurance rider. Therefore, if your net cash surrender value is not enough to pay the deductions as they come due on your policy and if your policy is no longer in the special continuation period, only the stated death benefit portion of your coverage is guaranteed to stay in force.

Charges for your guaranteed minimum death benefit and base coverage are deducted each month to the extent that there is sufficient net account value to pay these charges. If there is not sufficient net account value to pay a charge, it is not permanently waived. Deduction of charges will resume once there is sufficient net account value.

The guaranteed minimum death benefit feature is not available in some states.

REQUIREMENTS TO MAINTAIN THE GUARANTEE PERIOD

To qualify for the guaranteed minimum death benefit you must pay an annual premium higher than the minimum annual premium. This higher premium is called the guarantee period annual premium. The guarantee period monthly premium is one-twelfth of the guarantee period annual premium. Your net account value must meet certain diversification requirements.

Your guarantee period annual premium is based on a percentage of the guideline level premium calculated under the federal tax laws. Your guideline level annual premium depends on:
      o    your policy's target death benefit;
      o each insured person's age, gender, premium class and underwriting characteristics;
      o    the death benefit option you chose;
      o    additional rider coverage on your policy; and
      o    other additional benefits on your policy.

At each monthly processing date we test to see if you have paid enough premium to keep your guarantee in place. We calculate:
      o    actual premiums we receive; minus
      o    the amount of any partial withdrawals you make; minus
      o policy loan amounts you take with accrued loan interest. This amount must equal or exceed;
      o the sum of the guarantee period monthly premium payments for each policy month starting with your first policy month through the end of the policy month that begins on the current monthly processing date.

You must continually meet the requirements of the guarantee period for this feature to remain in effect. We show the guarantee period annual premium on your policy schedule. If your policy benefits increase, the guarantee period annual premium increases.

In addition, the guarantee period ends if your net

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



account value on any monthly processing date is notdiversified as follows:

      1. your net account value is invested in at least five investment options; and

      2. no more than 35% of your net account value is in any one investment option.

Your policy will continue to meet the diversification requirements if:

      1. you have automatic rebalancing and you meet the two diversification tests listed above; or

      2. you have dollar cost averaging which results in transfers into at least four investment options with no more than 35% of any transfer directed to any one investment option.

SEE DOLLAR COST AVERAGING, PAGE 34 AND AUTOMATIC REBALANCING, PAGE 35.

If you choose the guaranteed minimum death benefit, you must make sure your policy satisfies the premium test and diversification test. If you fail to satisfy either test and you do not correct it, this feature terminates. Once it terminates, you cannot reinstate the guaranteed minimum death benefit feature. The guarantee period annual premium then no longer applies to your policy.


RIDERS

Your policy may include benefits, attached by rider. A rider may have an additional cost. You may cancel riders at any time.

Periodically we may offer other riders not listed here. Contact your agent/registered representative for a complete list of riders available.

Riders may have tax consequences. SEE MODIFIED ENDOWMENT CONTRACTS, PAGE 54.

ADJUSTABLE TERM INSURANCE RIDER

You may increase your death proceeds by adding an adjustable term insurance rider. This rider allows you to schedule the pattern of death benefits appropriate for anticipated needs. As the name suggests, the adjustable term insurance rider adjusts over time to maintain your desired level of coverage. You specify a target death benefit when you apply for this rider. The target death benefit can be level for the life of your policy or can be scheduled to change at the beginning of a selected policy year(s). SEE DEATH BENEFITS, PAGE 22.

We generally require a minimum target death benefit of $250,000 to issue a policy. If you have an adjustable term insurance rider, the minimum stated death benefit to issue a policy is $100,000, as long as your target death benefit is at least $250,000.

We generally restrict your target death benefit to an amount not more than ten times your stated death benefit at issue. Under certain circumstances, we will be willing to allow you to specify a target death benefit of up to twenty-two times your stated death benefit during the first four policy years. After this four-year period, the normal target death benefit maximum would apply.

The adjustable term insurance rider death benefit is the difference between your target death benefit and your base death benefit, but not less than zero. The rider's death benefit automatically adjusts daily as your base death benefit changes. Your death benefit depends on which death benefit option is in effect:

    OPTION A:     If option A is in effect, the total death benefit is the
                  greater of:

                     a.   the target death benefit; or
                     b. the account value multiplied by the appropriate factor from the death benefit corridor factors in the policy.

    OPTION B:     If option B is in effect, the total death benefit is the
                  greater of:

                     a.   the target death benefit plus the account value; or
                     b. the account value multiplied by the appropriate factor from the death benefit corridor factors in the policy.

For example, under option A, assume your base death benefit changes as a result of changes in your account value. The adjustable term insurance rider adjusts to provide death benefits equal to your target death benefit in each year:


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




   Base Death      Target Death          Adjustable Term
    Benefit          Benefit         Insurance Rider Amount
    -------          -------         ----------------------

    $201,500         $250,000                $48,500
     202,500          250,000                 47,500
     202,250          250,000                 47,750

It is possible that the amount of your adjustable term insurance may be zero if your base death benefit increases enough. Using the same example, if the base death benefit under your policy grew to $250,000 or more, the adjustable term insurance coverage would be zero.

Even when the adjustable term insurance is reduced to zero, your rider remains in effect until you remove it from your policy. Therefore, if later the base death benefit drops below your target death benefit, the adjustable term insurance rider coverage reappears to maintain your target death benefit.

You may change the target death benefit schedule after it is issued, based on our rules. SEE CHANGES IN DEATH BENEFIT AMOUNTS, PAGE 26.

We may deny future, scheduled increases to your target death benefit if you cancel a scheduled change or if you ask for an unscheduled decrease in your target death benefit.

Partial withdrawals, changes from death benefit option A to option B and base decreases may reduce your target death benefit. SEE PARTIAL WITHDRAWALS, PAGE 37 AND CHANGES IN DEATH BENEFIT OPTIONS, PAGE 25.

There is no defined premium for a given amount of adjustable term insurance coverage. Instead, we deduct a separate monthly cost of insurance charge from your account value. The cost of insurance for this rider is calculated as the monthly cost of insurance rate for the rider coverage multiplied by the adjustable term death benefit in effect at the monthly processing date. The cost of insurance rates are determined by us from time to time. They are based on the issue ages, genders and premium classes of the insured people, as well as the length of time since your policy date. The monthly guaranteed maximum cost of insurance rates for this rider will be in your policy. SEE COST OF INSURANCE CHARGE, PAGE 47.

If the target death benefit is increased by you after the rider is issued, we use the same cost of insurance rate schedule for the entire coverage for this rider. These rates are based on the original premium classes even though new evidence of insurability is required for the increased schedule.

Not all policy features apply to the adjustable term insurance rider. The rider does not contribute to the policy account value nor to surrender value. It does not affect investment performance and cannot be used for a policy loan. The adjustable term insurance rider provides benefits only at the death of the second of the insured people.

SINGLE LIFE TERM INSURANCE RIDER

This rider provides a benefit upon the death of one of the primary insured people under your policy. You may choose to add a single life term insurance rider for just one insured person. Alternatively, you may add two single life term insurance riders: one for each insured person. You may add this rider to your policy at any time if both insured people are alive and insurable according to our rules.

We will issue the single life term insurance rider on an insured person who is between the ages of 15 and 85. Coverage may continue until the earlier of when:
      o    the insured person covered by this rider reaches age 100;
      o    the continuation of coverage provision becomes effective;
      o    use of the guaranteed minimum death benefit terminates this rider;
      o    the insured person covered by this rider dies;
      o    the grace period expires; or
      o    the policy is surrendered.

SEE CONTINUATION OF COVERAGE, PAGE 31 AND GUARANTEED MINIMUM DEATH BENEFIT, PAGE 27.

The minimum amount of coverage for a single life term insurance rider is $1,000. The maximum coverage under this rider is subject to our underwriting determinations. At issue, you may schedule the rider's death benefit to increase or decrease.

Your request for an increase or decrease in rider coverage is effective on the next monthly processing date after we approve your request. There may be underwriting or other requirements which must be met before we approve your request. A requested change in your coverage must be for at least $1,000. If you schedule or request an increase after issue, the person insured under this rider will be subject again to our underwriting requirements.

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The charge for this rider is based on the age, gender, premium class and underwriting characteristics of the insured person. The charge for this rider is deducted on each monthly processing date as a cost per each $1,000 of the net amount at risk under the rider. See the policy schedule pages for information on your actual cost. There are no surrender charges for decreases in the amount of coverage under the single life term rider.


SPECIAL FEATURES

DESIGNATED DEDUCTION INVESTMENT OPTION

You may designate an investment option from which we will deduct your monthly charges. You may make this designation at any time. You may not use the loan division as your designated deduction option.

If you do not choose a designated deduction investment option or if the amount in your designated deduction investment option is not enough to cover the deductions and charges, the charges will be taken from the variable and guaranteed interest divisions in the same proportion that your account value in each has to your total net account value on the monthly processing date.

If you change your designated deduction investment option, we consider it a premium allocation change for which there may be a charge. SEE POLICY TRANSACTION FEES, PAGE 48.

POLICY SPLIT OPTION

Under certain circumstances, you may exchange your policy for two single life insurance policies: one on each of the two insured people. The policy split option has its own insurability requirements which may be met at or before the time your policy is split. Evidence of insurability is required for a new single life policy where coverage is greater than 50% of your original policy death benefit or for an insured person who is subject to certain underwriting ratings.

On the effective date of the policy split, the available death benefit under your policy will be divided between the two new single life insurance policies. You may take less than the maximum death benefit amount available.

Unless law requires otherwise, you may use the policy split option if:
      a) three months following the effective date of a final divorce decree regarding the marriage of the two insured people;
      b) there is a change to the federal estate tax law which results in either:
           i)     removal of the unlimited marital deduction provision; or
           ii) a reduction in the current maximum federal estate tax of at least 50% after your policy date; or
      c) there is a dissolution of business conducted or owned by the two insured people.

You must send us written notice of your election to use the policy split option within 180 days of the occurrence of an eligible event. You must provide satisfactory evidence that the event has occurred.

The effective date of the policy split is the first monthly processing date after we approve it. The insurance coverage under the two individual life insurance policies will start on the effective date of the policy split only if both insured people are alive on that date. If either insured person is not alive on that date, your exchange is void.

All terms and conditions of the new policies apply once your policy is split and they may differ from those of this policy. Consult your new single life insurance policies.

The premiums for each new policy will be based on each insured person's age, gender and premium class at the time of the split of your policy. Premiums will be due for each new policy under the terms of the new policy. The cash surrender value of the old policy will be allocated to the new policies on the effective date in the same proportion that the face amount was divided between the two single life insurance policies, unless we agree to a different allocation. If this allocation causes an increase in the face amount of either of the new single life policies, we may limit the cash surrender value you may apply to each new policy. Any remaining cash surrender value will be paid to you in cash and may be taxable.

If you have an outstanding policy loan it will be divided and transferred to each new single life insurance policy in the same proportion as your cash surrender value is allocated. Any remaining loan balance must be paid before the effective date of the policy split. Any person or entity to which you have assigned your policy must agree to the policy split. An assignment of your policy generally will apply to each new single life insurance policy.

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If you have a single life term insurance rider on your policy at the date of the policy split, you may have a term insurance rider insuring the same insured person if that rider is available on the new policy. Other riders may or may not be available on the new policies and may be subject to new proof of insurability.

Exercising the policy split option may be treated as a taxable transaction. Moreover, the two single life insurance policies could be treated as modified endowment contracts. SEE TAX CONSIDERATIONS, PAGE 53.

You may not split your policy into two single life insurance policies if any of the following has happened:
      a)   the continuation of coverage period has begun;
      b)   one of the insured people has died;
      c)   your policy grace period has ended; or
      d)   your policy has been terminated or surrendered.

You should consult a tax adviser before exercising the policy split option.

RIGHT TO EXCHANGE POLICY

During the first 24 months after your policy date, you have the right to exchange your policy for a guaranteed policy, unless law requires differently. We transfer the amount you have in the variable division to the guaranteed interest division. We allocate all future net premiums only to the guaranteed interest division. We do not allow future payments or transfers to the variable division after you exercise this right.

We will not charge you for this exchange. SEE GUARANTEED INTEREST DIVISION, PAGE 18.

POLICY MATURITY

You may surrender your policy at any time. At the policy anniversary nearest the younger insured person's 100th birthday if you do not want the continuation of coverage feature become effective. You may surrender the policy for the net account value and end coverage. Part of this payment may be taxable. You should consult your tax adviser.

CONTINUATION OF COVERAGE

The continuation of coverage feature allows your insurance coverage to continue beyond policy maturity. If on the policy anniversary nearest the younger insured person's 100th birthday you allow the continuation of coverage feature to become effective, we:
      o    convert target death benefit to stated death benefit;
      o convert death benefit option B to death benefit option A, if applicable;
      o    terminate all riders;
      o transfer your net account value (excluding the amount in the loan division) into the guaranteed interest division; and
      o    terminate dollar cost averaging and automatic rebalancing.

Your insurance coverage continues until the death of the second of the insured people, unless the policy lapses or is surrendered. However:
      o    we accept no further premium payments;
      o    we deduct no further charges;
      o    your monthly deductions cease; and
      o    you may not make transfers into the variable division.

During the continuation of coverage period, you may take policy loans or partial withdrawals from your policy. If we pay a persistency refund on the guaranteed interest division, it will be credited to your policy. SEE PERSISTENCY REFUND, PAGE 48.

If you have an outstanding policy loan, interest continues to accrue. If you fail to make sufficient loan or loan interest payments, it is possible that the loan balance plus accrued interest may become greater than your account value and cause your policy to lapse. To avoid this lapse, you may make loan and loan interest payments during the continuation of coverage period.

If you wish to stop coverage during the continuation of coverage period, you may surrender your policy and receive the net account value. There is no surrender charge during the continuation of coverage period . All normal consequences of surrender apply. SEE SURRENDER, PAGE 39 AND SURRENDER CHARGE, PAGE 49.

The continuation of coverage feature may not be available in all states. If a state has approved this feature, it is an automatic feature and you do not need to take any action to activate it.

The tax consequences of coverage continuing beyond the younger insured's person's 100th birthday are

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uncertain. You should consult a tax adviser as to those consequences.


POLICY VALUES

ACCOUNT VALUE

Your account value is the total amount you have in the guaranteed interest division, the variable division and the loan division. Your account value reflects:
      o    net premiums applied;
      o    charges deducted;
      o    partial withdrawals taken;
      o    investment performance of the variable investment options;
      o    interest earned on the guaranteed interest division; and
      o    interest earned on the loan division.

NET ACCOUNT VALUE

Your policy's net account value is your account value minus the amount of your outstanding policy loan and accrued loan interest, if any.

CASH SURRENDER VALUE

Your cash surrender value is your account value minus any surrender charge due.

NET CASH SURRENDER VALUE

Your net cash surrender value is your cash surrender value minus the amount of your outstanding policy loan and accrued loan interest, if any.

DETERMINING VALUES IN THE VARIABLE DIVISION

The amounts in the variable division are measured by accumulation units and accumulation unit values. The value of a variable investment option is the accumulation unit value for that option multiplied by the number of accumulation units you own in that option. Each variable investment option has a different accumulation unit value.

The accumulation unit value is the value of one accumulation unit determined on each valuation date. The accumulation unit value of each variable investment option varies with the investment performance of the underlying portfolio. It reflects:
      o    investment income;
      o    realized and unrealized gains and losses;
      o    investment portfolio expenses; and
      o daily mortality and expense risk charges we take from the separate account.

SEE HOW WE CALCULATE ACCUMULATION UNIT VALUES, PAGE 33.

You purchase accumulation units when you allocate premium or make transfers to a variable investment option, including transfers from the loan division.

We redeem accumulation units:
      o when amounts are transferred from a variable investment option (including transfers to the loan division);
      o    for your policy's monthly deductions from your account value;
      o    for policy transaction charges;
      o    when you take a partial withdrawal;
      o    when you surrender your policy; and
      o    to pay the death proceeds.

We calculate the number of accumulation units purchased or sold by:

      1.   dividing the dollar amount of your transaction by:

      2. the accumulation unit value for that variable investment option calculated at the close of business on the valuation date of the transaction.

A valuation date is one on which the net asset value of the investment portfolio shares and unit values of the variable investment options are determined. Valuation dates are each day the New York Stock Exchange and the company's customer service center are open for business, except for days on which a corresponding investment portfolio does not value its shares, or any other day as required by law. Each valuation date ends at 4 p.m. Eastern Time. Our customer service center may not be open for business on: New Year's Day, Martin Luther King, Jr.'s birthday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, the day after Thanksgiving, Christmas Day and the day before or after Christmas.

The date of a transaction is the date we receive your premium or transaction request at our customer service center, so long as the date of receipt is a valuation date. We use the accumulation unit value which is next calculated after we receive your premium or transaction request and we use the number of accumulation units attributable to your policy on the date of receipt.

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We take monthly deductions from your account value on the monthly processing date. If your monthly processing date is not a valuation date, the monthly deduction is processed on the next valuation date.

The value of amounts allocated to the variable investment options goes up or down depending on investment performance of the underlying investment portfolio.

FOR AMOUNTS IN THE VARIABLE INVESTMENT OPTIONS, THERE IS NO GUARANTEED MINIMUM VALUE.

HOW WE CALCULATE ACCUMULATION UNIT VALUES

We determine accumulation unit values on each valuation date.

We generally set the accumulation unit value for a variable investment option at $10 when the investment option is first opened. After that first date, the accumulation unit value on any valuation date is:

      1. the accumulation unit value for the preceding valuation date multiplied by

      2. the variable investment option's accumulation experience factor for the valuation period.

Every valuation period begins at 4:00 p.m. Eastern time on a valuation date and ends at 4:00 p.m. Eastern time on the next valuation date.

We calculate an accumulation experience factor for each variable investment option every valuation date as follows:

      1. We take the share value of the underlying portfolio shares as reported to us by the investment portfolio managers as of the close of business on that valuation date.

      2. We add dividends or capital gain distributions declared per share and reinvested by the investment portfolio on the date that the share value is affected. If applicable, we subtract a charge for taxes.

      3. We divide the resulting amount by the value of the shares in the underlying investment portfolio at the close of business on the previous valuation date.

      4. We then subtract the mortality and expense risk charge under your policy. The daily charge is .002466% (.90% annually) of the accumulation unit value. If the previous day was not a valuation date, the charge is multiplied by the number of days since the last valuation date.


TRANSFERS OF ACCOUNT VALUE

You may make transfers among the variable investment options or the guaranteed interest division in each policy year. If your state requires a refund of premium during the free look period, you may not make transfers until after your free look period ends. We do not limit the number of transfers you may make. You may not make transfers during the continuation of coverage period.

You may make transfer requests in writing, or by telephone if you have telephone privileges, to our customer service center. Your transfer takes effect on the valuation date we receive your request. The minimum amount you may transfer is $100. This minimum does not need to come from one investment option or be transferred to one investment option as long as the total amount you transfer is at least $100. However, if the amount remaining in an investment option is less than $100 and you make a transfer request from that investment option, we transfer the entire amount.

EXCESSIVE TRADING

Excessive trading activity can disrupt investment portfolio management strategies and increase portfolio expenses through:
      o    increased trading and transaction costs;
      o    forced and unplanned portfolio turnover;
      o    lost opportunity costs; and
      o large asset swings that decrease the investment portfolio's ability to provide maximum investment return to all policyowners.

In response to excessive trading, we may place restrictions or refuse transfers made by third-party agents acting on behalf of owners such as market timing services. We will refuse or place restrictions on transfers when we determine, in our sole discretion, that transfers are harmful to the investment portfolios or to policyowners as a whole.

GUARANTEED INTEREST DIVISION TRANSFERS

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Transfers into the guaranteed interest division are not restricted.

You may transfer amounts from the guaranteed interest division only in the first 30 days of each policy year. Transfer requests received within 30 days before your policy anniversary will be processed on your policy anniversary. A request received by us within 30 days after your policy anniversary is effective on the valuation date we receive it. Transfer requests made at any other time will not be processed.

Transfers from the guaranteed interest division in each policy year are limited to the largest of:
      o 25% of your guaranteed interest division balance at the time of your first transfer or withdrawal out of it in that policy year;
      o the sum of the amounts you have transferred and withdrawn from the guaranteed interest division in the prior policy year; or
      o    $100.


DOLLAR COST AVERAGING

If your policy has at least $10,000 invested in either qualifying source investment portfolio, you may elect dollar cost averaging. The qualifying source investment portfolio is the GCG Liquid Asset Portfolio. The main goal of dollar cost averaging is to protect your policy values from short-term price changes.

DOLLAR COST AVERAGING DOES NOT ASSURE A PROFIT NOR DOES IT PROTECT YOU AGAINST A LOSS IN A DECLINING MARKET.

This systematic plan of transferring account values is intended to reduce the risk of investing too much when the price of an investment portfolio's shares is high. It is intended to reduce the risk of investing too little when the price of an investment portfolio's shares is low. Since you transfer the same dollar amount to other investment options each period, you purchase more units in an investment option when the unit value is low and you purchase fewer units if the unit value is high.

There is no charge for this feature.

You may add dollar cost averaging to your policy at any time. The first dollar cost averaging date must be at least one day after we receive your dollar cost averaging request. If your state requires refund of all premiums we receive during the free look period, dollar cost averaging cannot begin until your free look period has ended.

With dollar cost averaging, you designate either a dollar amount or a percentage of your account value for automatic transfer from a qualifying source investment portfolio. Each period we automatically transfer the amount you select from your chosen source investment portfolio to one or more other variable investment options. You may not use the guaranteed interest division or the loan division in dollar cost averaging.

The minimum percentage you may transfer to any one investment option is 1% of the total amount you transfer. You must transfer at least $100 on each dollar cost averaging transfer date.

Dollar cost averaging may occur on the same day of the month on a monthly, quarterly, semi-annual or annual basis. Unless you tell us otherwise, dollar cost averaging automatically takes place monthly on the monthly processing date.

You may have both dollar cost averaging and automatic rebalancing at the same time. However, the dollar cost averaging source investment portfolio cannot be included in your automatic rebalancing program.

CHANGING DOLLAR COST AVERAGING

You may change your dollar cost averaging program one time per policy year. If you have telephone privileges, you may change the program by telephoning our customer service center. SEE TELEPHONE PRIVILEGES, PAGE 42.

TERMINATING DOLLAR COST AVERAGING

You may cancel dollar cost averaging by sending satisfactory notice to our customer service center. We must receive it at least one day before the next dollar cost averaging date.

Dollar cost averaging will terminate if on the date:

      1.   you specify; or

      2. your balance in the source investment portfolio reaches a dollar amount you set; or

      3. the amount in the source investment portfolio is equal to or less than the amount

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           to be transferred on a dollar cost averaging date. We will transfer the remaining amount and dollar cost averaging ends.


AUTOMATIC REBALANCING

Automatic rebalancing is a method of maintaining a consistent approach to investing account values over time and simplifying the process of asset allocation among your chosen investment options.

There is no charge for this feature.

If you choose this feature, on each rebalancing date we transfer amounts among the investment options to match your pre-set automatic rebalancing allocation. After the transfer, the ratio of your account value in each investment option to your total account value for all investment options included in automatic rebalancing matches the automatic rebalancing allocation percentage you set for that investment option. This action rebalances the amounts in the investment options that do not match your set allocation. This mismatch can happen if an investment option outperforms the other investment options for that time period.

You may choose the automatic rebalancing feature on your application or later by completing our customer service form. Automatic rebalancing may occur on the same day of the month on a monthly, quarterly, semi-annual or annual basis. If you do not specify a frequency, automatic rebalancing will occur quarterly.

The first transfer occurs on the date you select (after your free look period ends if your state requires return of premium during the free look period). If you do not request a date, processing is on the last valuation date of the calendar quarter we receive your request.

When you choose automatic rebalancing allocations, you may choose up to eighteen total investment options. SEE MAXIMUM NUMBER OF INVESTMENT OPTIONS, PAGE 18.

You may have both automatic rebalancing and dollar cost averaging at the same time. However, the source investment portfolio for your dollar cost averaging cannot be included in your automatic rebalancing program. You may not include the loan division in your automatic rebalancing program.

CHANGING AUTOMATIC REBALANCING

You may change your allocation percentages for automatic rebalancing at any time. Your allocation change is effective on the valuation date that we receive it at our customer service center. If you reduce the amount allocated to the guaranteed interest division, it is considered a transfer from that division. You must meet the requirements for the maximum transfer amount and time limitations on transfers from the guaranteed interest division. SEE TRANSFERS OF ACCOUNT VALUE, PAGE 33.

If you have automatic rebalancing and the guaranteed minimum death benefit and you ask for an allocation which does not meet the guaranteed minimum death benefit diversification requirements, we will notify you that the allocation needs to be changed and ask you for revised instructions. SEE GUARANTEED MINIMUM DEATH BENEFIT, PAGE 27.

TERMINATING AUTOMATIC REBALANCING

You may terminate automatic rebalancing at any time, as long as we receive your notice of termination at least one day before the next automatic rebalancing date.

If you have the guaranteed minimum death benefit and you terminate the automatic rebalancing feature, you still must meet the diversification requirements of your net account value for the guarantee period to continue. SEE GUARANTEED MINIMUM DEATH BENEFIT, PAGE 27.


POLICY LOANS

The loan division is part of our general account specifically designed to hold money used as collateral for loans and loan interest.

You may borrow from your policy at any time after the first monthly processing date, by using your policy as security for a loan, or as otherwise required by law. The amount you borrow is called a policy loan. Your policy loan is:

      1.   the total amount you borrow from your policy; plus

      2.   policy loan interest that is capitalized when due; minus

      3.   policy loan or interest repayments you

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           make.

Unless law requires differently, a new policy loan must be at least $100. The maximum amount you may borrow on any valuation date, unless required differently by law, is your net cash surrender value minus the monthly deductions to your next policy anniversary or 13 monthly deductions if you take a loan within thirty days before your next policy anniversary.

Your request for a policy loan must be directed to our customer service center. If you have telephone privileges, you may request a policy loan of less than $25,000 by telephoning our customer service center. SEE TELEPHONE PRIVILEGES, PAGE 42.

When you request a loan you may specify one investment option from which the loan will be taken. If you do not specify one, the loan will be taken proportionately from each active investment option you have, including the guaranteed interest division.

Loan interest charges on your policy loan accrue daily at an annual interest rate of 6%. Interest is due in arrears on each policy anniversary. If you do not pay your interest when it is due, we add it to your policy loan balance.

When you take a policy loan, we transfer an amount equal to your policy loan to the loan division. We follow this same process for loan interest due at your policy anniversary. We credit the loan division with interest at an annual rate of 4%.

If you request an additional loan, we add the new loan amount to your existing policy loan. This way, there is only one loan outstanding on your policy at any time.

LOAN REPAYMENT

You may repay your policy loan at any time while your policy is in force. We assume that payments you make, other than scheduled premiums, are policy loan repayments. You must tell us if you want payments to be premium payments.

When you make a loan repayment, we transfer an amount equal to your payment from the loan division to the variable investment options and the guaranteed interest division in the same proportion as your current premium allocation, unless you tell us otherwise.

PREFERRED LOANS

A preferred loan amount is an amount taken after the tenth policy anniversary. Loan interest charges on your preferred loan amount accrue daily at a maximum annual interest rate of 4%.

For each policy year in which your policy qualifies for preferred loan eligibility, the first loan amount you take during that year will be considered a preferred loan amount up to a maximum of 10% of the net account value. Any amount loaned later in that policy year will not be considered a preferred loan amount. Beginning in the 21st policy year and thereafter, we will consider all loan balances to be preferred loan amounts.

If the preferred loan amount you take during any policy year is less than the maximum allowed, you may not carry over the balance to increase the eligible preferred loan amount in any following policy year.

EFFECTS OF A POLICY LOAN ON YOUR POLICY

Taking a loan decreases the amount you have in the investment options. Accruing loan interest will change your net account value as compared to what it would have been if you did not take a loan.

Even if you repay your loan, it has a permanent effect on your account value. The benefits under your policy may be affected.

The loan is a first lien on your policy. If you do not repay your policy loan, we deduct your outstanding policy loan and accrued loan interest from the death proceeds payable or the cash surrender value payable on surrender.

Failure to repay your loan may affect the guaranteed minimum death benefit feature and the length of time your policy remains in force. If you use the continuation of coverage feature and you have a policy loan, loan interest continues to accrue. POLICY LOANS MAY CAUSE YOUR POLICY TO LAPSE IF YOUR NET CASH SURRENDER VALUE IS NOT ENOUGH TO PAY YOUR DEDUCTIONS EACH MONTH. SEE LAPSE, PAGE 38.

Policy loans may have tax consequences. If your policy lapses with a loan outstanding, you may have further tax consequences. SEE DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS, PAGE 54, AND DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED

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ENDOWMENT CONTRACTS, PAGE 55.


PARTIAL WITHDRAWALS

You may request a partial withdrawal to be processed on any valuation date after your first policy anniversary by contacting our customer service center. You make a partial withdrawal when you withdraw part of your net cash surrender value. If your request is by telephone, it must be for less than $25,000 and may not cause a decrease in your death benefit. Otherwise, your request must be in writing. SEE TELEPHONE PRIVILEGES, PAGE 42.

You may take up to twelve partial withdrawals per policy year. The minimum partial withdrawal you may take is $100. The maximum partial withdrawal you may take is the amount which leaves $500 as your net cash surrender value. If you request a withdrawal of more than this maximum, we require you to surrender your policy or reduce the withdrawal.

When you take a partial withdrawal, we deduct your withdrawal amount plus a service fee from your account value. If applicable, we deduct a surrender charge from your account value if your partial withdrawal causes a reduction in your stated death benefit. SEE CHARGES, DEDUCTIONS AND REFUNDS, PAGE 45.

Unless you tell us otherwise, we will make a partial withdrawal from the guaranteed interest division and the variable investment options in the same proportion that each has to your net account value immediately before your withdrawal. You may select one investment option from which your partial withdrawal will be taken. If you select the guaranteed interest division, however, the amount withdrawn from it may not be for more than your total withdrawal multiplied by the ratio of your account value in the guaranteed interest division to your total net account value immediately before the partial withdrawal transaction.

Partial withdrawals may have adverse tax consequences. SEE DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS, PAGE 54, AND DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS, PAGE 55.

PARTIAL WITHDRAWALS UNDER DEATH BENEFIT OPTION A

If you selected death benefit option A, it is your first partial withdrawal of the policy year, no more than fifteen years have passed since your policy date and the joint equivalent age of the insured people is not yet age 81, you may make a partial withdrawal of up to the greater of 10% of your account value, or 5% of your stated death benefit without decreasing your stated death benefit.

Otherwise, amounts you withdraw will reduce your stated death benefit by the amount of the withdrawal unless your policy death benefit has been increased due to the federal income tax definition of life insurance. If your policy death benefit has been increased due to the federal income tax definition of life insurance at the time of the partial withdrawal, then at least part of your partial withdrawal may be made without reducing your stated death benefit.

PARTIAL WITHDRAWALS UNDER DEATH BENEFIT OPTION B

If you have selected death benefit option B, a partial withdrawal does not reduce your stated or target death benefit. However because your account value is reduced, we reduce the total death benefit by at least the partial withdrawal amount.

STATED DEATH BENEFIT AND TARGET DEATH BENEFIT REDUCTIONS

Regardless of your chosen death benefit option, partial withdrawals do not reduce your stated death benefit if:
      o your base death benefit has been increased to qualify your policy as life insurance under the federal income tax laws; and
      o you withdraw an amount that is no greater than the amount that reduces your account value to a level which no longer requires your base death benefit to be increased to qualify as life insurance for federal income tax law purposes. SEE TAX STATUS OF THE POLICY, PAGE 53.

We require a minimum stated death benefit and a minimum target death benefit to issue your policy. You may not take a partial withdrawal if it reduces your stated death benefit or target death benefit below this minimum. SEE POLICY ISSUANCE, PAGE 20.

We will send a new policy schedule page for your policy showing the effect of your withdrawal if there is any change to your stated death benefit or your target death benefit.


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In order to make this change, we may ask that you return the policy to our customer service center. Your withdrawal and any reductions in the death benefits are effective as of the valuation date on which we receive your request. SEE DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS, PAGE 54, AND DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS, PAGE 55.


LAPSE

Your insurance coverage continues as long as your net cash surrender value is enough to pay your deductions each month. Lapse does not apply if either the guaranteed minimum death benefit or the special continuation period is in effect and you have met all requirements. SEE SPECIAL CONTINUATION PERIOD, PAGE 21 AND GUARANTEED MINIMUM DEATH BENEFIT, PAGE 27.

If the continuation of coverage feature is active, your policy could still lapse if there is an outstanding policy loan even though there are no further monthly deductions.

GRACE PERIOD

Your policy enters a 61-day lapse grace period if, on a monthly processing date:

      1.   your net cash surrender value is zero (or less);

      2. the five-year special continuation period has expired, or you have not paid the required special continuation period premium; and

      3. you do not have the guaranteed minimum death benefit or it has expired or terminated.

We notify you that your policy is in a grace period at least 30 days before it ends. We send this notice to you (or a person to whom you have assigned your policy) at your last known address in our records. We notify you of the premium payment necessary to prevent your policy from lapsing. This amount is generally the past due charges, plus your estimated monthly policy and rider deductions for the next two months. If the death of the second of the insured people occurs during the grace period we do pay death proceeds to your beneficiary(ies), but with reductions for your policy loan balance, accrued loan interest and monthly deductions owed. We will send you a lapse notice if the guaranteed minimum death benefit is going to lapse.

If we receive payment of the required amount before the end of the grace period, we apply it to your account value in the same manner as your other premium payments, then we deduct the overdue amounts from your account balance.

If you do not pay the full amount within the 61-day grace period, your policy and its riders lapse without value. We withdraw your remaining account balance from the variable and guaranteed interest divisions. We deduct amounts you owe us including surrender charges and inform you that your policy coverage has ended.

IF YOU HAVE THE GUARANTEED MINIMUM DEATH BENEFIT IN EFFECT

After the special continuation period has ended and if the guaranteed minimum death benefit is in effect, your policy's stated death benefit will not lapse during the guarantee period. This is true even if your net cash surrender value is not enough to cover all of the deductions from your account value on any monthly processing date. SEE GUARANTEED MINIMUM DEATH BENEFIT, PAGE 27.

                                  LAPSE SUMMARY


                     SPECIAL CONTINUATION PERIOD                                         GUARANTEED MINIMUM DEATH BENEFIT
=====================================================================  =============================================================
         IF YOU MEET THE                 IF YOU DO NOT MEET THE                 IF YOU MEET THE            IF YOU DO NOT MEET THE
           REQUIREMENTS                 REQUIREMENTS OR IT IS NO                 REQUIREMENTS             REQUIREMENTS OR IT IS NO
                                            LONGER IN EFFECT                                                  LONGER IN EFFECT


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Survivor Dimensions                    38


Your policy does not                Your policy enters the             Your policy does not               Your policy enters the
lapse if you do not have            grace period if your net           lapse if you do not have           grace period if your net
enough net cash surrender           cash surrender value is            enough net cash surrender          cash surrender value is
value to pay the monthly            not enough to pay the              value to pay the monthly           not enough to pay the
charges.  The charges are           monthly charges, or if             charges.  However, if you          monthly charges, or if
deducted and may cause a            your loan plus accrued             have any riders, they              your loan plus accrued
negative account value              loan interest is more than         lapse after the grace              loan interest is more than
until the earlier of: 1) the        your cash surrender                period and only your base          your cash surrender
date you have enough net            value.  If you do not pay          coverage remains in                value.  If you do not pay
account value, or 2) until          enough premium to cover            force.  Charges for your           enough premium to cover
the end of the special              the past due monthly               base coverage are then             the past due monthly
continuation period.                charges and interest due           deducted each month to             charges and interest due
                                    plus the monthly charges           the extent that there is           plus the monthly charges
                                    and interest due through           sufficient net account             and interest due through
                                    the end of the grace               value to pay these                 the end of the grace
                                    period, your policy                charges.  If there is not          period, your policy
                                    lapses.                            sufficient net account             lapses.
                                                                       value to pay a charge, it is
                                                                       permanently waived.


REINSTATEMENT

If you do not pay enough premium before the end of the grace period, your policy lapses. You may still reinstate your policy and its riders (other than the guaranteed minimum death benefit) within five years of the end of the grace period if you still own the policy and both of the insured people are still living and meet our underwriting requirements.

Unless law requires differently, we will reinstate your policy and riders if:

      1.   you have not surrendered your policy;

      2. you provide satisfactory evidence to us that both insured people are alive and that each is still insurable according to our normal rules of underwriting; and

      3. we receive enough premium from you to keep your policy and its riders in force from the beginning to the end of the grace period and for two months after the reinstatement date.

When your policy lapses, we will not reinstate your policy if one insured person has died or become uninsurable since your policy date. If one insured person was uninsurable at the issue of your policy and remains uninsurable, we will review the underwriting requirements applicable to each insured person at the time you request reinstatement to determine whether or not your policy may be reinstated.

Reinstatement is effective on the monthly processing date following our approval of your reinstatement application. When we reinstate your policy, we also reinstate the surrender charges for the amount and time remaining when your policy lapsed. If you had a policy loan when coverage ended, we reinstate it with accrued loan interest to the date of lapse. The cost of insurance charges at the time of reinstatement are adjusted to reflect the time since the lapse.

We apply net premiums received after reinstatement according to your most recent instructions which may be the premium allocation instructions in effect at the start of the grace period.


SURRENDER

You may surrender your policy for its net cash surrender value any time before the death of the second of the insured people. You may take your net cash surrender value in other than one payment. We compute your net cash surrender value as of the valuation date we receive your written surrender request and policy at our customer service center. All insurance coverage ends on the date we receive your surrender request and policy. SEE POLICY VALUES, PAGE 32 AND SETTLEMENT PROVISIONS, PAGE 43.

We do not pro-rate or add back charges or expenses

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Survivor Dimensions                    39
which we deducted before your surrender to your account value.

If you surrender your policy during the first fourteen policy or segment years, we deduct a surrender charge from your net account value. If you surrender your policy during the early years, you may have little or no net cash surrender value. SEE SURRENDER CHARGE, PAGE 49.

A surrender of your policy may have adverse tax consequences. SEE DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS, PAGE 54, AND DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS, PAGE 55.


GENERAL POLICY PROVISIONS

FREE LOOK PERIOD

You have the right to examine your policy. The right to examine your policy, often called the free look period, starts on the date you receive your policy and is a length of time specified by law. If for any reason you do not want it, you may return your policy to us or your agent/registered representative within the period shown on the policy's face page. If you return your policy to us within that time period, we will consider it canceled as of your policy date.

If you cancel your policy during this free look period, you will receive a refund as determined under law. Generally, there are two types of free look refunds:
      o    some states require a return of all premiums we receive;
      o other states require payment of account value plus a refund of all charges deducted.

Your policy will specify what type of free look refund applies in your state. The type of free look refund in your state will affect when the net premium we receive before the end of the free look period is invested into the variable investment options. SEE ALLOCATION OF NET PREMIUMS, PAGE 21.

YOUR POLICY

The entire contract between you and us is the combination of:
      o    your policy;
      o a copy of your original application and any applications for benefit increases or decreases;
      o    all of your riders;
      o    endorsements;
      o    policy schedule pages; and
      o    reinstatement applications.

If you make a change to your coverage, we give you a copy of your changed application and new policy schedules. If you send your policy to us, we attach these items to your policy and return it to you. Otherwise, you need to attach them to your policy.

Unless there is fraud, we consider all statements made in an application to be representations and not guarantees. We use no statement to deny a claim, unless it is in an application.

A president or an officer of our company and our secretary or assistant secretary must sign all changes or amendments we make to your policy. No other person may change the terms or conditions of your policy.

AGE

The age stated in your policy schedule is the joint equivalent age of the insured people we use to issue your policy.

The insured people must each be no more than 90 years of age at policy issue. The minimum joint equivalent age must be no less than 15. The maximum joint equivalent age must be no more than 85. There is no limit on the difference in the insured people's ages. Age is measured as the age of the insured person on the birthday nearest the policy anniversary.

The younger insured person's 100th birthday is the 100th anniversary of the younger insured person's birth regardless if he/she has survived. The policy anniversary nearest to this date is the date used for policy maturity and continuation of coverage.

OWNERSHIP

The original owner is the person named as the owner in the policy application. The owner can exercise all rights and receive the benefits until the death of the second of the insured people while the policy is still in force. This includes the right to change the owner, beneficiary(ies) or the method designated to pay death proceeds.

As a matter of law, all rights of ownership are limited

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Survivor Dimensions                    40
by the rights of any person who has been assigned rights under the policy and any irrevocable beneficiary(ies).

You may name a new owner by giving us written notice. The effective date of the change to the new owner is the date the prior owner signs the notice. However, we will not be liable for any action we take before a change is recorded at our customer service center. A change in ownership may cause the prior owner to recognize taxable income on gain under the policy.

BENEFICIARY(IES)

You, as owner, name the beneficiary(ies) when you apply for your policy. The primary beneficiary(ies) who survives both of the insured people receives the death proceeds. Other surviving beneficiary(ies) receive death proceeds only if there is no surviving primary beneficiary(ies). If more than one beneficiary(ies) survives both insured people, they share the death proceeds equally, unless you have told us otherwise. If none of your policy beneficiaries has survived both insured people, we pay the death proceeds to you or to your estate, as owner.

Once you tell us who the beneficiary(ies) is/are, we keep this information on file. You may name a new beneficiary(ies) any time before the death of the second of the insured people. We pay the death proceeds to the beneficiary(ies) whom you have most recently named according to our records. We do not make payments to multiple sets of beneficiaries.

COLLATERAL ASSIGNMENT

You may assign your policy by sending written notice to us. After we record the assignment, your rights as owner and the beneficiary's(ies') rights (unless the beneficiary(ies) was made an irrevocable beneficiary(ies) under an earlier assignment) are subject to the assignment. It is your responsibility to make sure the assignment is valid.

INCONTESTABILITY

If your policy has been in force and both insured people are alive for two years from your policy date, we will not question the validity of the statements in your application. If your policy has been in force and both insured people are alive for two years from the effective date of a new segment or from the effective date of an increase in any other benefit, with respect to the insured people (such as an increase in stated death benefit) we will not contest the statements in your application for the new segment or other increase.

If this policy has been in force and both insured people are alive for two years from the effective date of reinstatement, we will not contest the statements in your application for reinstatement.

MISSTATEMENTS OF AGE OR GENDER

If an insured person's age or gender has been misstated, we adjust the death benefit to the amount which would have been purchased for each insured person's correct age and gender. We base the adjusted death benefit on the cost of insurance charges deducted from your account value on the last monthly processing date before the death of the second of the insured people, or as otherwise required by law.

If unisex cost of insurance rates apply, we do not make any adjustments for a misstatement of gender.

SUICIDE

If either insured person commits suicide (while that insured person is sane or insane) within two years of your policy date, unless otherwise required by law, we limit death proceeds payable in one sum to:

      1.   the total of all premiums we receive to the time of death; minus

      2.   outstanding policy loan amounts and accrued loan interest; minus

      3.   partial withdrawals you have taken.

We make a limited payment to the beneficiary(ies) for a new segment or other increase if the death of the second of the insured people is due to suicide (while that insured person is sane or insane), within two years of the effective date of a new segment or within two years of an increase in any other benefit, unless otherwise required by law. The limited payment we make is equal to the cost of insurance and monthly expense charges which were deducted for such increase.

TRANSACTION PROCESSING

Generally, within seven days of when we receive all information required to process a payment, we pay:

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Survivor Dimensions                    41

      o    death proceeds;
      o    net cash surrender value upon surrender;
      o    partial withdrawals; and
      o    loan proceeds.

We may delay processing these transactions if:
      o    the NYSE is closed for trading;
      o    trading on the NYSE is restricted by the SEC;
      o there is an emergency so that it is not reasonably possible to sell securities in the variable investment options or to determine the value of a variable investment option's assets; or
      o a governmental body with jurisdiction over the separate account allows suspension by its order.

SEC rules and regulations determine whether or not these conditions exist.

We execute transfers among the variable investment options as of the valuation date of our receipt of your request at our customer service center.

We determine the death benefit as of the date of death of the second of the insured people. The death proceeds are not affected by changes in the value of the variable investment options after that date.

We may delay payment from our guaranteed interest division for up to six months, unless law requires otherwise, of surrender proceeds, withdrawal amounts or loan amounts. If we delay payment more than 30 days, we pay interest at our declared rate (or at a higher rate if required by law) from the date we receive your complete request.

NOTIFICATION AND CLAIMS PROCEDURES

Except for certain authorized telephone requests, we must receive in writing any election, designation, change, assignment or request made by the owner.

You must use a form acceptable to us. We are not liable for actions taken before we receive and record the written notice. We may require you to return your policy for policy changes and at the time of surrender.

If an insured person dies while your policy is in force, please let us or your agent/registered representative know as soon as possible. We will immediately send you instructions on how to make a claim at the death of the second of the insured people or at either insured person's death if you have a single life term insurance rider. As proof of the insured person's death, we may require you to provide proof of the deceased insured person's age and a certified copy of the death certificate.

The beneficiary(ies) and the deceased insured person's next of kin may need to sign authorization forms. These forms allow us to get information about the deceased insured person. This information may include medical records of doctors and hospitals used by the deceased insured person.

TELEPHONE PRIVILEGES

Telephone privileges are automatically provided to you and your agent/registered representative, unless you decline it on the application or contact our customer service center. Telephone privileges allow you or your agent/registered representative, if applicable, to call our customer service center to:
      o    make transfers;
      o    change premium allocations;
      o change features in your dollar cost averaging and automatic rebalancing programs;
      o    request partial withdrawals; or
      o    request a policy loan.

Our customer service center uses reasonable procedures to make sure that instructions received by telephone are genuine. These procedures may include:

      1.   requiring some form of personal identification;

      2.   providing written confirmation of any transactions; and

      3.   tape recording telephone calls.

By accepting automatic telephone privileges, you authorize us to record your telephone calls with us. If we use reasonable procedures to confirm instructions, we are not liable for losses due to unauthorized or fraudulent instructions. We may discontinue this privilege at any time.

NON-PARTICIPATION

Your policy does not participate in the surplus earnings of Southland Life.

DISTRIBUTION OF THE POLICIES

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Survivor Dimensions                    42

The principal underwriter (distributor) for our policies is ING America Equities, Inc., ING America Equities, Inc. is an affiliate of Southland Life. It is registered as a broker-dealer with the SEC and the NASD. We pay ING America Equities, Inc. for acting as the principal underwriter under a distribution agreement.

We sell our policies through licensed insurance agents who are registered representatives of other broker-dealers including, but not limited to:

      1. VESTAX Securities Corporation, an indirect affiliate of Southland Life Insurance Company;

      2. Locust Street Securities, Inc., an indirect affiliate of Southland Life Insurance Company;

      3. Multi-Financial Securities, Corp., an indirect affiliate of Southland Life Insurance Company; and

      4. IFG Network Securities, Inc., an indirect affiliate of Southland Life Insurance Company.

All broker-dealers who sell this policy have entered into selling agreements with us. Under these agreements, we pay a distribution allowance to the broker-dealers, who pay commissions to their agents/registered representatives who sell this policy.

The distribution allowance paid to the broker/dealer is 112% of the first target premium that we receive. For premiums we receive over the first target premium, the distribution allowance is 4% in policy years one through ten. Some broker-dealers receive a slightly lower distribution allowance because we provide them with greater marketing and administrative support.

In addition, we make annual renewal payments (trails) to the broker-dealer based on a percentage of each policy's net account value. These annual payments are 0.20% starting in policy year six. We may pay wholesaler fees or marketing and training allowances.

We pay all distribution and other allowances from our resources which include sales charges deducted from premiums.

ADVERTISING PRACTICES AND SALES LITERATURE

We may use advertisements and sales literature to promote this product, including:
      o articles on variable life insurance and other information published in business or financial publications;
      o    indices or rankings of investment securities; and
      o comparisons with other investment vehicles, including tax considerations.

We may use information regarding the past performance of the variable investment options. However, past performance is not indicative of future performance of the investment options or the policies and is not reflective of the actual investment experience of policyowners.

We may feature certain investment options and their managers, as well as describe asset levels and sales volumes. We may refer to past, current, or prospective economic trends and investment performance or other information we believe may be of interest to our customers.

SETTLEMENT PROVISIONS

You may elect to have the beneficiary(ies) receive the death proceeds other than in one payment. If you make this election, you must do so before the death of the second of the insured people. If you have not made this election, the beneficiary(ies) may do so within 60 days after we receive proof of death of the second of the insured people.

You may take your net cash surrender value in other than one payment.

The investment performance of the variable investment options does not affect payments under these settlement options. Instead, interest accrues at a fixed rate based on the option you choose. Payment options are subject to our rules at the time you make your selection. Currently, a periodic payment must be at least $20 and the total proceeds must be $2,000 or more.

OPTION I:         PAYOUTS FOR A DESIGNATED PERIOD

OPTION II:        LIFE INCOME WITH PAYOUTS GUARANTEED FOR A DESIGNATED PERIOD

OPTION III:       HOLD AT INTEREST


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Survivor Dimensions                    43

OPTION IV:        PAYOUTS OF A DESIGNATED AMOUNT

OPTION V:         OTHER OPTIONS WE OFFER AT THE TIME WE PAY THE BENEFIT


ADMINISTRATIVE INFORMATION ABOUT THE POLICY

VOTING PRIVILEGES

We invest the variable investment options' assets in shares of investment portfolios. We are the legal owner of the shares held in the separate account and we have the right to vote on certain issues. Among other things, we may vote on issues described in the fund's current prospectus or issues requiring a vote by shareholders under the Investment Company Act of 1940.

Even though we own the shares, we give you the opportunity to tell us how to vote the number of shares attributable to your account value.

We count fractional shares. If you have a voting interest, we send you proxy material and a form on which to give us your voting instructions.

Each investment portfolio share has the right to one vote. The votes of all investment portfolio shares are cast together on a collective basis, except on issues for which the interests of the portfolios differ. In these cases, voting is done on a portfolio-by-portfolio basis.

Examples of issues that require a portfolio-by-portfolio vote are:

      1. changes in the fundamental investment policy of a particular investment portfolio; or

      2.   approval of an investment advisory agreement.

We vote the shares in accordance with your instructions at meetings of investment portfolio shareholders. We vote any investment portfolio shares that are not attributable to policies and any investment portfolio shares for which the owner does not give us instructions, the same way we vote as if we did receive owner instructions.

We reserve the right to vote investment portfolio shares without getting instructions from policy owners if the federal securities laws, regulations or their interpretations change to allow this.

You may instruct us only on matters relating to the investment portfolios corresponding to variable investment options in which you have invested assets as of the record date set by the investment portfolio's board for the portfolio's shareholders meeting. We determine the number of investment portfolio shares in each variable investment option that we attribute to your policy by dividing your account value allocated to that variable investment option by the net asset value of one share of the matching investment portfolio.

MATERIAL CONFLICTS

We are required to track events to identify any material conflicts arising from using investment portfolios for both variable life and variable annuity separate accounts. The boards of the investment portfolios, Southland Life and other insurance companies participating in the investment portfolios, have this same duty. There may be a material conflict if:
      o    state insurance law or federal income tax law changes;
      o    investment management of an investment portfolio changes; or
      o voting instructions given by owners of variable life insurance policies and variable annuity contracts differ.

The investment portfolios may sell shares to certain qualified pension and retirement plans qualifying under Code Section 401. These include cash or deferred arrangements under Code Section 401(k). Therefore, there is a possibility that a material conflict may arise between the interests of owners in general or between certain classes of owners; and these retirement plans or participants in these retirement plans.

If there is a material conflict, we have the duty to determine appropriate action including removing the portfolios involved from our variable investment options. We may take other action to protect policy owners. This could mean delays or interruptions of the variable operations.

When state insurance regulatory authorities require it, we may ignore voting instructions relating to changes in an investment portfolio's adviser or its investment policies. If we do ignore voting instructions, we give

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Survivor Dimensions                    44
you a summary of our actions in our next semi-annual report to owners.

Under the Investment Company Act of 1940, we must get your approval for certain actions involving our separate account. In this case, you have one vote for every $100 of value you have in the variable investment options. We cast votes credited to amounts in the variable investment options, but not credited to policies in the same proportion as votes cast by owners.

RIGHT TO CHANGE OPERATIONS

Subject to state limitations, we may from time to time make any of the following changes to our separate account:

      1.   Change the investment objective.

      2. Offer additional variable investment options which will invest in portfolios we find appropriate for policies we issue.

      3.   Eliminate variable investment options.

      4.   Combine two or more variable investment options.

      5. Substitute a new investment portfolio for a portfolio in which the division currently invests. A substitution may become necessary if, in our judgment:
           o      a portfolio no longer suits the purposes of your policy;
           o      there is a change in laws or regulations;
           o there is a change in a portfolio's investment objectives or restrictions;
           o      the portfolio is no longer available for investment; or
           o      another reason we deem a substitution is appropriate.

      6. Transfer assets related to your policy class to another separate account.

      7.   Withdraw the separate account from registration under the 1940 Act.

      8. Operate the separate account as a management investment company under the 1940 Act.

      9. Cause one or more variable investment options to invest in a mutual fund other than, or in addition to, the investment portfolios.

      10.  Stop selling these policies.

      11. End any employer or plan trustee agreement with us under the agreement's terms.

      12.  Limit or eliminate any voting rights for the separate account.

      13. Make any changes required by the 1940 Act or its rules or regulations.

We will not make a change until it is effective with the SEC and approved by the appropriate state insurance departments, if necessary. We will notify you of changes. If you wish to transfer the amount you have in the affected investment option to another variable investment option or to the guaranteed interest division, you may do so free of charge. Just notify us at our customer service center.

REPORTS TO OWNERS

At the end of each policy year we send a report to you that shows:
      o your total net policy death benefit (your stated death benefit plus adjustable term insurance rider death benefit, if any);
      o    your account value;
      o    your policy loan, if any, plus accrued interest;
      o    your net cash surrender value;
      o    information about the variable investment options; and
      o your account transactions during the policy year showing net premiums, transfers, deductions, loan amounts and withdrawals.

We also send semi-annual reports with financial information on the investment portfolios, including a list of the investment holdings of each portfolio to you.

We send confirmation notices to you throughout the year for certain policy transactions.


CHARGES, DEDUCTIONS AND REFUNDS

The amount of a charge may not correspond to the

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Survivor Dimensions                    45
cost incurred by us to provide the service or benefit. For example, the sales charges may not cover all of our sales and distribution expenses. Some proceeds from other charges, including the mortality and expense risk charge or cost of insurance charges, may be used to cover such expenses.


DEDUCTIONS FROM PREMIUMS

We treat payments we receive as premium payments if the insured person is not yet age 100 and you do not have an outstanding policy loan. After we deduct certain charges from your payment, we add the remaining net premium to your policy.

SALES CHARGE

We deduct a percentage from each premium payment to compensate us for the costs we incur in selling the policies. The sales charge helps cover the costs of distribution, preparing our sales literature, promotional expenses and other direct and indirect expenses.

We base the percentage on the time expired since your policy date, or addition of a segment and on your premium payments up to and above a target premium. The sales charge deducted from your premium payments after an increase in stated death benefit is based on each segment's target premium and the length of time that the segment has been in effect.

Your policy schedule page shows the target premium for your policy.


                                 Sales Charge Percentage
                                 -----------------------
                           Up to Policy           Above Policy
   Policy or                or Segment             or Segment
    Segment                   Target                 Target
      Year                    Premium               Premium
      ----                    -------               -------

     1 - 10                    4.0%                    2%
      11 +                      2%                     2%

For example, if this policy is issued to insure a male, age 85 who is uninsurable, and a female, age 85 who is insurable but in a substandard underwriting rating class, the target premium for sales charge purposes is $137 for each $1,000 of stated death benefit. We believe this amount represents the maximum target premium and that most policies will have a much lower target premium. SEE TARGET PREMIUM, PAGE 21 AND ILLUSTRATIONS OF DEATH BENEFITS, ACCOUNT VALUES, SURRENDER VALUES AND ACCUMULATED PREMIUMS, PAGE 58.

We may reduce or waive the sales charge for certain group or sponsored arrangements, or for corporate purchasers. SEE GROUP OR SPONSORED ARRANGEMENTS, OR CORPORATE PURCHASERS, PAGE 52.

TAX CHARGES

We pay state and local taxes in almost all states. These taxes vary in amount from state to state and may vary from jurisdiction to jurisdiction within a state. Currently, state and local taxes range from 0.5% to 5% with some states not imposing these types of taxes. We deduct 2.5% of each premium payment to cover these taxes. This rate approximates the average tax rate we expect to pay in all states.

We also deduct 1.5% of each premium payment to cover our estimated costs for the federal income tax treatment of deferred acquisition costs. This cost is determined solely by the amount of life insurance premiums we receive.

We reserve the right to increase or decrease your premium expense charge for taxes as a result of changes in the tax law, within limits set by law. We also reserve the right to increase or decrease your premium expense charge for the federal income tax treatment of deferred acquisition costs based on any change in that cost to us.


DAILY DEDUCTIONS FROM THE SEPARATE ACCOUNT

MORTALITY AND EXPENSE RISK CHARGE

We deduct 0.002466% per day (0.90% annually) of the amount you have in the variable investment options for the mortality and expense risks we assume. This charge is deducted as part of the calculation of the daily unit values for the variable investment options and does not appear as a separate charge on your statement or confirmation.

The mortality risk is that insured people, as a group, may live less time than we estimated. The expense risk is that the costs of issuing and administering the policies and in operating the variable division are greater than the amount we estimated.


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Survivor Dimensions                    46

The mortality and expense risk charge does not apply to your account value in the guaranteed interest division or the loan division.


MONTHLY DEDUCTIONS FROM ACCOUNT VALUE

We deduct charges from your account value on each monthly processing date until the maturity date or when the continuation of coverage period begins.

POLICY CHARGE

The initial policy charge is $15 per month for the first ten years of your policy. After the first ten years of your policy, the policy charge is $9 per month. This charge compensates us for such costs as:
      o    application processing;
      o    medical examinations;
      o    establishment of policy records; and
      o    insurance underwriting costs.

MONTHLY ADMINISTRATIVE CHARGE

We charge a per month administrative charge of $0.085 per $1,000 for the first ten policy years for the greater of the stated death benefit. We charge $0.015 per $1,000 for policy years eleven through twenty for the greater of target or stated death benefit. We limit the per $1,000 charge, based on the insured people's joint equivalent age, to $212.50 per month for the first ten policy years. This charge is limited to $37.50 monthly for policy years eleven through twenty. This charge applies to the first $2,500,000 of death benefit.

This charge is designed to compensate us for ongoing costs such as:
      o    premium billing and collections;
      o    claim processing;
      o    policy transactions;
      o    record keeping;
      o    reporting and communications with policy owners; and
      o    other expenses and overhead.

COST OF INSURANCE CHARGE

The cost of insurance charge compensates us for the ongoing costs of providing insurance coverage under the policy, including the expected cost of paying death proceeds that may be more than your account value at the death of the second of the insured people.

The cost of insurance charge is equal to our current monthly cost of insurance rate multiplied by the net amount at risk for each portion of your death benefit. We calculate the net amount at risk monthly, at the beginning of each policy month. For the base death benefit, the net amount at risk is calculated using the difference between the current base death benefit and your account value. We determine your account value after we deduct your policy and rider charges due on that date other than cost of insurance charges for the base death benefit and adjustable term insurance rider.

If your base death benefit at the beginning of a month increases (due to requirements of the federal income tax law definition of life insurance), the net amount at risk for your base death benefit for that month also increases. Similarly, the net amount at risk for your adjustable term insurance rider decreases. This means that your cost of insurance charge varies from month to month with changes in your net amount at risk, changes in the death benefit and with the increasing age of the insured people. We allocate the net amount at risk to segments in the same proportion that each segment has to the total stated death benefit for all coverage segments as of the monthly processing date.

We base your current cost of insurance rates on the insured people's ages, genders, face value and premium classes on the policy and each segment date.

We apply unisex rates where appropriate under the law. This currently includes the state of Montana and policies purchased by employers and employee organizations in connection with employment-related insurance or benefit programs.

Separate cost of insurance rates apply to:
      o    each segment of the base death benefit;
      o    your adjustable term insurance rider; and
      o    single life term insurance riders.

We may make changes in the cost of insurance or rider charges for a class of insured persons. We base the new charge on changes in expectations about:
      o    investment earnings;
      o    mortality;
      o    the time policies remain in effect;
      o    expenses; and
      o    taxes.


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Survivor Dimensions                    47

These rates are never more than the guaranteed maximum rates shown in your policy. The guaranteed maximum rates are based on the 1980 Commissioner's Standard Ordinary Sex Distinct Mortality Table.

The maximum rates for the initial and each new segment will be printed in your schedule pages.

GUARANTEED MINIMUM DEATH BENEFIT CHARGE

If you choose the guaranteed minimum death benefit feature, we charge $0.005 per $1,000 of stated death benefit each month during the guarantee period. We guarantee the charge not to exceed this rate.

RIDER CHARGES

On each monthly processing date, we deduct the cost of benefits under your riders including the single life term insurance rider. Rider charges do not include the adjustable term insurance rider. SEE RIDERS, PAGE 28.


POLICY TRANSACTION FEES

We charge fees for certain transactions under your policy. We deduct these fees from the variable and guaranteed interest divisions pro rata to the account value in each.

PARTIAL WITHDRAWALS

We deduct the lesser of a $25 service fee or 2% of the requested partial withdrawal from your account value for each partial withdrawal you take to cover our costs. We may also deduct a surrender charge from your account value. SEE PARTIAL WITHDRAWALS, PAGE 37.

ILLUSTRATIONS

The first policy illustration you request in a policy year is free. After that, we charge a fee of up to $25 for each additional policy illustration.


                               WE DEDUCT CHARGES,
                          LOANS AND PARTIAL WITHDRAWALS



                              MONTHLY CHARGES: COST OF                                                           LOANS AND
                          INSURANCE CHARGES, RIDER CHARGES,                TRANSACTION FEES                 PARTIAL WITHDRAWALS
                                 ADMINISTRATIVE FEES
-----------------  -----------------------------------------------  ------------------------------ ---------------------------------

     Choice        May choose a designated deduction                Proportionally among               May choose any investment
                   investment option, including guaranteed          variable and guaranteed            option or combination of
                   interest division                                interest divisions                 investment options

     Default       Proportionally among variable and                Proportionally among               Proportionally among
                   guaranteed interest divisions                    variable and guaranteed            variable and guaranteed
                                                                    interest divisions                 interest divisions
-----------------  -----------------------------------------------  ------------------------------ ---------------------------------


PERSISTENCY REFUND

Where law allows us, we pay long-term policy owners a persistency refund. Each month your policy remains in force after your tenth policy anniversary, we credit your account value with a refund of 0.0375% of the net account value. This refund is 0.45% of your account value on an annual basis.

We do not guarantee that we will pay a persistency refund on the guaranteed interest division. If we pay a persistency refund on the guaranteed interest division, we will pay it even if your policy is in the continuation of coverage period.

If applicable, we add the persistency refund to the variable and guaranteed interest divisions, but not the loan division, in the same proportion that your account value in each investment option has to your net account value as of the monthly processing date.

Here are two examples of how the persistency refund

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Survivor Dimensions                    48
may affect your account value:

EXAMPLE 1:  YOUR POLICY HAS NO LOAN:

      o    account value = $10,000 (all in the variable division)
      o    monthly persistency refund rate = .000375
      o    persistency refund = 10,000 x .000375 = $3.75


                    Value Before          Value After
                    Persistency           Persistency
                    Refund                Refund
                    ------                ------

Variable
Division            $10,000.00            $10,003.75

EXAMPLE 2:  YOUR POLICY DOES HAVE A LOAN:

      o    account value = $10,000
      o    account value in the variable division = $6,000
      o    account value in the loan division = $4,000
      o    monthly persistency refund rate = .000375
      o    persistency refund = 6,000 x .000375 = $2.25


                         Value Before           Value After
                         Persistency            Persistency
                            Refund                 Refund
                            ------                 ------

Variable
Division                $6,000.00              $6,002.25

Loan                    $4,000.00              $4,000.00


SURRENDER CHARGE

We may deduct a surrender charge from your account value during the first fourteen years of your policy or coverage segment if you:
      o    surrender your policy;
      o    reduce your stated death benefit;
      o    allow your policy to lapse; or
      o    take a partial withdrawal which decreases your stated death benefit.

The surrender charge compensates us for issuing and distributing policies. We deduct surrender charges pro rata based on your account value in each investment option.

The surrender charge is made up of two parts:

      1.   an administrative surrender charge and

      2.   a sales surrender charge.

If you change your death benefit option, this may decrease your stated death benefit. Under these circumstances, we do not deduct a surrender charge and we do not reduce future surrender charges.

A change to your death benefit option may increase the stated death benefit. We do not increase your surrender charge in this case. However, all other increases in your stated death benefit create a new segment which will be subject to its own fourteen year surrender charge period.

If your surrender charge changes, we send you a new schedule showing the change.

ADMINISTRATIVE SURRENDER CHARGE

The administrative surrender charge is a dollar amount for each $1,000 of the stated death benefit. We base this amount on the joint equivalent age of the insured people on your policy date or on the date you add a new stated death benefit coverage segment to your policy.



                 ADMINISTRATIVE SURRENDER CHARGE
                PER $1,000 OF STATED DEATH BENEFIT

                              Joint Equivalent Age
        Year                15 - 84               85
-------------------- ---------------------- ------------------
         1                   $2.00              $2.00
         2                   $2.00              $2.00
         3                   $2.00              $2.00
         4                   $2.00              $2.00
         5                   $2.00              $2.00
         6                   $1.90              $1.90
         7                   $1.80              $1.80
         8                   $1.70              $1.70
         9                   $1.60              $1.60
         10                  $1.50              $1.50
         11                  $1.40              $1.40
         12                  $1.30              $1.30
         13                  $1.20              $1.20
         14                  $1.00              $0.00
         15                  $0.00              $0.00

For example, if the stated death benefit is $100,000 and the insured person is age 40 on your policy date, your administrative surrender charge is $200.

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Survivor Dimensions                    49

During the first fourteen years of your policy your administrative surrender charge may decrease. This happens if you request a decrease in your stated death benefit or you take a partial withdrawal which causes your stated death benefit to decrease. Your administrative surrender charge decreases in the same proportion that your stated death benefit decreases. Under these circumstances we then deduct from your account value the amount by which your administrative surrender charge decreased.

We designed your administrative surrender charge to cover part of our administrative expenses for your policy, such as:
      o    application processing;
      o    establishing your policy records;
      o    insurance underwriting; and
      o costs associated with developing and operating our systems to administer the policies.

SALES SURRENDER CHARGE

We calculate the sales surrender charge for each segment by applying the premiums you paid to each segment in the same proportion that the guideline annual premium for each segment (as defined by the federal income tax laws) has to the sum of the guideline annual premiums for all segments.

The sales surrender charge is a percentage of the surrender target premium for each segment without any substandard ratings (this is known as the base standard surrender target premium). The percentage is based on the joint equivalent age of the insured people.

We do not determine target premiums on your scheduled premium. We determine target premiums actuarially, based on the age and gender of the insured people. Your policy schedule shows the initial target premium for your policy and the target premium for any added segments. The schedule also shows the maximum sales surrender charge for your stated death benefit.

If your stated death benefit decreases, we reduce your target premium for each segment in the same proportion that we reduce your stated death benefit. We do not do this if the reduction is a result of a death benefit option change. In that case, we will provide you a new schedule page.

If your new target premium for each segment is greater than or equal to the premiums we receive for that segment, then we reduce your future maximum sales surrender charge and we do not deduct a sales surrender charge from your account value.

If your new target premium for each segment is less than the sum of the premiums we receive for that segment, we reduce the future maximum sales surrender charge and we deduct a sales surrender charge from your account value equal to the difference between your sales surrender charge before the decrease and your sales surrender charge after the decrease. We recalculate your new sales surrender charge as if your new target premium was always in effect for that segment.

We reduce your future maximum sales surrender charge in the same proportion that we reduce your stated death benefit if:

      1. you make a decrease to your stated death benefit more than seven years after your policy date; or

      2. you make a partial withdrawal from your policy which reduces the stated death benefit and you make your request more than seven years after the date you added the additional segment.


    SALES SURRENDER CHARGE AS A PERCENTAGE OF SURRENDER CHARGE TARGET PREMIUM


                                                                JOINT EQUIVALENT AGE
YEAR |         0-77           78            79            80            81            82            83            84            85
 1   |         100%          100%          100%          100%          100%          100%           99%           92%           85%
 2   |         100%          100%          100%          100%          100%           95%           88%           81%           74%
 3   |         100%          100%          100%          100%           92%           85%           78%           71%           65%


--------------------------------------------------------------------------------

Survivor Dimensions                    50


 4            100%          100%           98%           90%           83%           76%           70%           64%           58%
 5            100%           97%           89%           82%           75%           69%           63%           57%           51%
 6             90%           89%           81%           75%           68%           62%           57%           51%           46%
 7             80%           80%           74%           68%           62%           57%           51%           46%           41%
 8             70%           70%           68%           62%           57%           51%           46%           41%           36%
 9             60%           60%           60%           57%           52%           46%           41%           36%           31%
 10            50%           50%           50%           50%           47%           42%           37%           31%           26%
 11            40%           40%           40%           40%           40%           37%           32%           26%           21%
 12            30%           30%           30%           30%           30%           30%           27%           21%           16%
 13            20%           20%           20%           20%           20%           20%           20%           16%           12%
 14            10%           10%           10%           10%           10%           10%           10%           10%            0%
 15            0%            0%            0%            0%            0%            0%            0%             0%            0%


CALCULATION OF SURRENDER CHARGE EXAMPLES

EXAMPLE 1:        Assume the stated death benefit on your policy is $100,000 and both insured persons are age 45 when we issue your policy.
                  The surrender target premium on your policy is $1,500. The actual surrender charge, assuming that we receive a $1,000 premium each policy year, is:


                 Administrative               Sales                 Actual
Policy Year     Surrender Charge         Surrender Charge      Surrender Charge
-----------     ----------------         ----------------      ----------------
     1                200                    1500                  1700
     2                200                    1500                  1700
     3                200                    1500                  1700
     4                200                    1500                  1700
     5                200                    1500                  1700
     6                190                    1350                  1540
     7                180                    1200                  1380
     8                170                    1050                  1220
     9                160                     900                  1060
     10               150                     750                   900
     11               140                     600                   740
     12               130                     450                   580
     13               120                     300                   420
     14               100                     150                   250
     15                 0                       0                     0


EXAMPLE 2:        If you reduce your stated death benefit on your third
                  policy anniversary to $90,000, we reduce your surrender target premium proportionately and it now equals $1,350 (90% of $1,500). There is a sales surrender charge of $150 when you reduce your stated death benefit. This is the difference between your sales surrender charge immediately before the decrease and your sales surrender

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Survivor Dimensions                    51
                  charge calculated assuming your new target premium was always in effect for your policy. There is an administrative surrender charge of $20. This is the difference between your original administrative surrender charge and your new administrative surrender charge. Using the figures in the example here, this calculation is: $200 - $180. We deduct both the sales surrender charge and the administrative surrender charge from the account value. The resulting actual surrender charge for each policy year is:


                 Administrative               Sales                 Actual
Policy Year     Surrender Charge         Surrender Charge      Surrender Charge
-----------     ----------------         ----------------      ----------------
     1               200                    1500                  1700
     2               200                    1500                  1700
     3               180                    1350                  1530
     4               180                    1350                  1530
     5               180                    1350                  1530
     6               171                    1215                  1386
     7               162                    1080                  1242
     8               153                     945                  1098
     9               144                     810                   954
     10              135                     675                   810
     11              126                     540                   666
     12              117                     405                   522
     13              108                     270                   378
     14               90                     135                   225
     15                0                       0                     0

OTHER CHARGES

Under current law, we pay no tax on investment income and capital gains included in variable life insurance policy reserves. This means that no charge is currently made to any variable investment option for our federal income taxes. If the tax law changes and we have federal income tax chargeable to the variable investment options, we may make such a charge in the future.


GROUP OR SPONSORED ARRANGEMENTS, OR CORPORATE PURCHASERS

Individuals, corporations or other institutions may purchase this policy. For group or sponsored arrangements (including employees and certain family members of employees of Southland Life, its affiliates and appointed sales agents), corporate purchasers or special exchange programs which we may offer from time to time, we may reduce or waive the:
      o surrender charge, including the surrender charge on partial withdrawals;
      o    length of time a surrender charge applies;
      o    administrative charge;
      o    minimum stated death benefit;
      o    minimum target death benefit;
      o    minimum annual premium;
      o    target premium;
      o    sales charges;
      o    cost of insurance charges; or
      o    other charges normally assessed.

We can reduce or waive these items based on expected economies. Group arrangements include those in which there is a trustee, an employer or an association. The group may purchase multiple policies covering a group of individuals. Sponsored arrangements include those in which an employer or association allows us to offer policies to its employees or members on an individual basis.

Our sales, administration and mortality costs generally vary with the size and stability of the group, among other factors. We take all these factors into account when we reduce charges. A group or sponsored arrangement must meet certain requirements to qualify for reduced charges. We make reductions to charges based on our rules in effect when we approve a policy application. We may change these rules from time to time.

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Survivor Dimensions                    52

Each sponsored arrangement or corporation may have different group premium payments and premium requirements.

We will not be unfairly discriminatory in any variation in the surrender charge, administrative charge, or other charges, fees and privileges. These variations are based on differences in costs or services.


TAX CONSIDERATIONS

The following summary provides a general description of the federal income tax considerations associated with the policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.


TAX STATUS OF THE POLICY

This policy is designed to qualify as a life insurance contract under the Internal Revenue Code. All terms and provisions of the policy shall be construed in a manner which is consistent with that design. In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Specifically, the policy must meet the requirements of the "guideline premium/cash value corridor test," as specified in Code section 7702.

The guideline premium/cash value corridor test provides for a maximum premium in relation to the death benefit, and a minimum "corridor" of death benefit in relation to account value. SEE APPENDIX A, PAGE 68 FOR A TABLE OF THE GUIDELINE PREMIUM/CASH VALUE CORRIDOR TEST FACTORS.

There is very little guidance with respect to policies issued on a last survivor basis as to how these requirements are applied. Nevertheless, we believe it is reasonable to conclude that our policies satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we will take appropriate and reasonable steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions or modify your policy in order to do so.


DIVERSIFICATION REQUIREMENTS

In addition to meeting the Code Section 7702 guideline premium/cash corridor test, Code Section 817(h) requires separate account investments, such as our separate account, to be adequately diversified. The Treasury has issued regulations which set the standards for measuring the adequacy of any diversification. To be adequately diversified, each variable investment option must meet certain tests. If your variable life policy is not adequately diversified under these regulations, it is not treated as life insurance under Code Section 7702. You would then be subject to federal income tax on your policy income as you earn it. Our variable investment options' investment portfolios have promised they will meet the diversification standards that apply to your policy.

In certain circumstances, you, as owner of a variable life insurance contract, may be considered the owner for federal income tax purposes of the separate account assets used to support your contract. Any income and gains from the separate account assets are includable in the gross income from your policy under these circumstances. The IRS has stated in published rulings that a variable contract owner is considered the owner of separate account assets if the contract owner has "indicia of ownership" in those assets. "Indicia of ownership" includes the ability to exercise investment control over the assets.

Your ownership rights under your policy are similar to, but different in some ways from those described by the IRS in rulings in which it determined that policy owners are not owners of separate account assets. For example, you have flexibility in allocating your premium payments and in your policy values. These differences could result in the IRS treating you as the owner of a pro rata share of the separate account assets. We do not know what standards will be set forth in the future, if any, in Treasury regulations or rulings. We reserve the right to modify your policy, as necessary, to try to prevent you from being considered the owner of a pro rata share of the separate account assets, or to otherwise

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Survivor Dimensions                    53
qualify your policy for favorable tax treatment.

We will at all times assure that the policy meets the statutory definition which qualifies the policy as life insurance for federal income tax purposes. In addition, as long as the policy remains in force, increases in account value as a result of interest or investment experience will not be subject to federal income tax unless and until there is a distribution from the policy, such as a partial withdrawal or loan. SEE TAX TREATMENT OF POLICY DEATH BENEFITS, PAGE 54.

The following discussion assumes that the policy will qualify as a life insurance contract for federal income tax purposes.


TAX TREATMENT OF POLICY DEATH BENEFITS

We believe that the death benefit under a policy is generally excludable from the gross income of the beneficiary(ies) under section 101(a)(1) of the Code. However, there are exceptions to this general rule. Additionally, federal and local transfer, estate inheritance and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary(ies). A tax adviser should be consulted about these consequences.

Generally, the policy owner will not be taxed on any of the policy account value until there is a distribution. When distributions from a policy occur, or when loan amounts are taken from or secured by a policy, the tax consequences depend on whether or not the policy is a "modified endowment contract."

Special rules also apply if you are subject to the alternative minimum tax. You should consult a tax adviser if you are subject to the alternative minimum tax.


MODIFIED ENDOWMENT CONTRACTS

Under the Internal Revenue Code, certain life insurance contracts are classified as "modified endowment contracts" and are given less favorable tax treatment than other life insurance contracts. Due to the flexibility of the policies as to premiums and benefits, the individual circumstances of each policy will determine whether or not it is classified as a modified endowment contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums we receive during the first seven policy years. Certain changes in a policy after it is issued could also cause it to be classified as a modified endowment contract. A current or prospective policy owner should consult with a competent adviser to determine whether or not a policy transaction will cause the policy to be classified as a modified endowment contract.

If a policy becomes a modified endowment contract, distributions that occur during the policy year will be taxed as distributions from a modified endowment contract. In addition, distributions for a policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.


MULTIPLE POLICIES

All modified endowment contracts that are issued by us (or our affiliates) to the same policy owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includable in the policy owner's income when a taxable distribution occurs.


DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM MODIFIED ENDOWMENT CONTRACTS

Once a policy is classified as a modified endowment contract, the following tax rules apply both prospectively and to any distributions made in the prior two years:

      1. All distributions other than death benefits, including distributions upon surrender and withdrawals, from a modified endowment contact will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed.

      2. Loan amounts taken from or secured by a policy classified as a modified endowment

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Survivor Dimensions                    54
           contract are treated as distributions and taxed first as distributions of gain taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed.

      3. A 10% additional income tax penalty may be imposed on the distribution amount subject to income tax. Consult a tax adviser to determine whether or not you may be subject to this penalty tax.


DISTRIBUTIONS OTHER THAN DEATH BENEFITS FROM POLICIES THAT ARE NOT MODIFIED ENDOWMENT CONTRACTS

Distributions other than death benefits from a policy that is not classified as a modified endowment contract are generally treated first as a recovery of the policy owner's investment in the policy. Only after the recovery of all investment in the policy, is there taxable income. However, certain distributions which must be made in order to enable the policy to continue to qualify as a life insurance contract for federal income tax purposes, if policy benefits are reduced during the first fifteen policy years, may be treated in whole or in part as ordinary income subject to tax.

Loan amounts from or secured by a policy that is not a modified endowment contract are generally not treated as distributions. Finally, neither distributions from, nor loan amounts from or secured by, a policy that is not a modified endowment contract are subject to the 10% additional income tax.


INVESTMENT IN THE POLICY

Your investment in the policy is generally the total of your aggregate premiums. When a distribution is taken from the policy, your investment in the policy is reduced by the amount of the distribution that is tax free.


POLICY LOANS

In general, interest on a policy loan will not be deductible. Moreover, the tax consequences associated with a low-cost loan such as the loan available in the policy are uncertain. Before taking out a policy loan, you should consult a tax adviser as to the tax consequences.

If a loan from a policy is outstanding when the policy is canceled or lapses, then the amount of the outstanding indebtedness will be added to the amount treated as a distribution from the policy and will be taxed accordingly.


SECTION 1035 EXCHANGES

Code Section 1035 generally provides that no gain or loss shall be recognized on the exchange of one life insurance policy for another life insurance policy or for an endowment or annuity contract. We accept 1035 exchanges with outstanding loans. Special rules and procedures apply to Section 1035 exchanges. If you wish to take advantage of Section 1035, you should consult your tax adviser.


TAX-EXEMPT POLICY OWNERS

Special rules may apply to a policy that is owned by a tax-exempt entity. Tax-exempt entities should consult their tax adviser regarding the consequences of purchasing and owning a policy. These consequences could include an effect on the tax-exempt status of the entity and the possibility of the unrelated business income tax.


POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative action is uncertain, there is always the possibility that the tax treatment of the policy could be changed by legislation or otherwise. You should consult a tax adviser with respect to legislative developments and their effect on the policy.


CHANGES TO COMPLY WITH THE LAW

So that your policy continues to qualify as life insurance under the Code, we reserve the right to refuse to accept all or part of your premium payments or to change your death benefit. We may refuse to allow you to make partial withdrawals that would cause your policy to fail to qualify as life insurance. We also may:
      o    make changes to your policy or its riders; or
      o    take distributions from your policy to the
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Survivor Dimensions                    55
           degree that we deem necessary to qualify your policy as life insurance for tax purposes.

If we make any change of this type, it applies the same way to all affected policies.

The tax law limits the amount we can charge for mortality costs and other expenses used to calculate whether your policy qualifies as life insurance for federal income tax purposes. We must base these calculations on reasonable mortality charges and as permitted, other charges reasonably expected to be paid. The Treasury issued proposed regulations on what it considers reasonable mortality charges. We believe that the charges used for your policy should meet the Treasury's current requirement for "reasonableness." We reserve the right to make changes to the mortality charges if future regulations have standards which make changes necessary in order to continue to qualify your policy as life insurance for federal income tax purposes.

Additionally, assuming that you do not want your policy to be or to become a modified endowment contract, we include a policy endorsement under which we have the right to amend your policy, including riders. We do this to attempt to enable your policy to continue to meet the seven-pay test for federal income tax purposes. If the policy premium you pay is more than the seven-pay limit, we have the right to remove any excess premium or to make any appropriate adjustments to your policy's account value and death benefit. It is not clear, however, whether we can take effective action pursuant to this endorsement under all possible circumstances to prevent a policy that has exceeded the premium limitation from being classified as a modified endowment contract.

Any increase in your death benefit will cause an increase in your cost of insurance charges.


OTHER

Policy owners may use our policies in various arrangements, including:
      o    qualified plans;
      o    non-qualified deferred compensation or salary continuance plans;
      o    split dollar insurance plans;
      o    executive bonus plans;
      o    retiree medical benefit plans; and
      o    other plans.

The tax consequences of these plans may vary depending on the particular facts and circumstances of each arrangement. If you want to use any of your policies in this type of arrangement, you should consult a qualified tax adviser regarding the tax issues of your particular arrangement.

In recent years, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a tax adviser.

The IRS requires us to withhold income taxes from any portion of the amounts individuals receive in a taxable transaction. We do not withhold income taxes if you elect in writing not to have withholding apply. If the amount withheld for you is insufficient to cover income taxes, you may have to pay income taxes and possibly penalties later.

The transfer of the policy or designation of a beneficiary may have federal, state and/or local transfer and inheritance tax consequences, including the imposition of gift, estate and generation-skipping transfer taxes. For example the transfer of the policy to, or the designation as a beneficiary of, or the payment of proceeds to a person who is assigned to a generation which is two or more generations below the generation assignment of the policy owner may have generation skipping transfer tax consequences under federal tax law. The individual situation of each policy owner or beneficiary will determine the extent, if any, to which federal, state and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

YOU SHOULD CONSULT QUALIFIED LEGAL OR TAX ADVISERS FOR COMPLETE INFORMATION ON FEDERAL, STATE, LOCAL AND OTHER TAX CONSIDERATIONS.

--------------------------------------------------------------------------------

Survivor Dimensions                    56

ILLUSTRATIONS OF DEATH BENEFITS, ACCOUNT VALUES, CASH SURRENDER VALUES AND ACCUMULATED PREMIUMS


The following tables are intended to show how the policy works, including how benefits and values can vary over time. Each table compares these values with total premiums we receive with interest. The policy illustrated uses the following assumptions:


                                                       Definition
                                            Death       of Life             Stated                                Target
                          Smoker*          Benefit     Insurance            Death                                 Death
Gender      Age            Status           Option        Test             Benefit            Premium            Benefit
------      ---            ------           ------        ----             -------            -------            -------
 Male        50          Nonsmoker            1            GP
                         Preferred

Female       50          Nonsmoker
                         Preferred

-------------------
* "Smoker" includes the use of cigarettes, cigars, pipes, chewing tobacco, nicotine chewing gum or patch, snuff or any other tobacco or nicotine-based product.

The target premium for the illustrated policy is $X,XXX.XX (approximately $X per $X,XXX of stated death benefit). For surrender charge purposes, the target premium for the illustrated policy is $X,XXX.XX (approximately $X per $1,000 of stated death benefit).

The tables show how death benefits, account values and net cash surrender values of a hypothetical policy could vary over an extended period of time, assuming the variable division had constant hypothetical gross annual investment returns of 0%, 12%, or 6% over the periods indicated in each table.

Values would differ from those shown in the tables if the annual investment returns were not constant. The amounts shown would differ if we had used two females or two males.

These illustrations assume there is no policy loan.

We illustrate premium payments as if they were made at the beginning of the year. The third column of each table shows what would happen if an amount equal to the assumed premiums earned interest, after taxes, of 5% compounded annually.

The difference between the account value and the cash surrender value in the first nine years of the policy shows the effect of the surrender charge.

The net investment return on your policy is lower than the gross investment return on the variable investment options as a result of the mortality and expense risk charge, the portfolio management fees and portfolio expenses. We show the effect of the net investment return in the amounts for death benefits, account values and cash surrender values.

The tables reflect annual investment management fees of 0.___% of the portfolios' aggregate average daily net assets. This hypothetical rate is a simple average of the investment advisory fees applying to the investment portfolios for the year ending December 31, 1999. We assume other portfolio expenses at the rate of 0.___% of the portfolios' average daily net assets. This is an average of all the portfolios' other expenses for the year ending

--------------------------------------------------------------------------------

Survivor Dimensions                    57

December 31, 1999 after any expense reimbursements or waivers by investment portfolio managers has been made. The average of all portfolios' total expenses is __.___%.

Actual fees vary by portfolio. The portfolio fees and expenses used in the illustrations are the net amounts shown after absorption of fees and expenses by the portfolio's investment manager. Absent such expense reimbursements or waivers, the total average investment management fees, average other portfolio expenses and the average of all portfolios' total expenses used in the illustrations would have been higher (__.___%, __.___% and __.___%, respectively). The tables assume that the current expense reimbursement arrangements will continue. However, they may not continue through 2000.

The effect of these portfolio charges and expenses, and mortality and expense risk charges result in a net rate of return of:
      o    (__.___)% on a 0% gross rate of return;
      o    ___.___% on a 12% gross rate of return; and
      o    __.___% on a 6% gross rate of return.

The tables assume that charges have been deducted including deductions for premiums, cost of insurance rider charges, monthly deductions, mortality and expense risk charge, administrative and sales charges. The tables show charges at our current rates which includes a persistency refund. The tables also show charges at the maximum rates we guarantee in our policies. SEE MONTHLY DEDUCTIONS FROM YOUR ACCOUNT VALUE, PAGE 47. The tables reflect that we do not currently charge against the separate account for state or federal taxes. If we charge for the taxes in the future, it will take a higher gross rate of return than the rates shown to produce the same death benefits and account values.

This Survivor Dimensions policy is issued only to groups. For this policy, we generally deliver an illustration which shows a single life scheduled premium and risk class representative of the particular group covered by this policy. We base these hypothetical future benefits on both guaranteed and current cost factor assumptions and actual account value. However, if we are asked to do so, we will provide personal illustrations based on:
      o    the insured people's ages and genders;
      o    standard premium class assumptions;
      o    initial stated death benefit;
      o    the chosen death benefit option;
      o    scheduled premiums consistent with the policy form; and
      o    special features elected on each policy.

At issue, we deliver an individualized illustration showing the scheduled premium you chose and the insured people's actual risk classes. After we issue the policy, if you ask us to, we will give you an illustration of future policy benefits. We base these hypothetical future benefits on both guaranteed and current cost factor assumptions and actual account value.







--------------------------------------------------------------------------------

Survivor Dimensions                    58

[TO BE FILED BY AMENDMENT]

PROSPECT:  INSURED PERSON NO. 1'S NAME
MALE 50 NONSMOKER PREFERRED                                        PRESENTED BY:
INSURED PERSON NO. 2'S NAME
FEMALE 50 NONSMOKER PREFERRED
                                 SOUTHLAND LIFE
                       SURVIVOR DIMENSIONS UNIVERSAL LIFE

STATED DEATH BENEFIT:  $1,000,000     DEATH BENEFIT OPTION A
                                      ANNUAL PREMIUM:  $_________
                                      GUIDELINE PREMIUM/CASH VALUE CORRIDOR TEST

                                  SUMMARY PAGE

                           ASSUMING GUARANTEED CHARGES
                Assuming Hypothetical Gross Investment Return of:


                                          -----------0.00%--------       ---------12.00%---------         -----------6.00%----------
                        PREMIUM                   CASH                             CASH                             CASH
                      ACCUMULATED      ACCOUNT    SURR     DEATH       ACCOUNT     SURR      DEATH       ACCOUNT    SURR      DEATH
  YEAR    PREMIUMS       AT 5%         VALUE     VALUE     BENEFIT      VALUE     VALUE     BENEFIT       VALUE    VALUE     BENEFIT

    1
    2
    3
    4
    5
    6
    7
    8
    9
   10
   15
   20
   25
   30

 AGE 65


The expense charges and cost of insurance rates will never be greater than those which were used to calculate the above values.

The hypothetical gross rates of return shown are illustrative only and are not a representation of past or future investment results. Actual investment results may be different from those shown and will depend on a number of factors, including selected investment allocations and investment experience. No representation is made that these hypothetical gross investment returns can be achieved or sustained over any period of time.

The death benefit, account value and cash surrender value for a policy would be different from those shown if the actual gross annual rates of return averaged 0.00%, 12.00% and 6.00% over a period of years but varied above or below that average during the period. They would also be different if premiums were paid in a different frequency than shown.

--------------------------------------------------------------------------------

Survivor Dimensions                    59

PROSPECT:  INSURED PERSON NO. 1'S NAME
MALE 50 NONSMOKER PREFERRED                                        PRESENTED BY:
INSURED PERSON NO. 2'S NAME
FEMALE 50 NONSMOKER PREFERRED
                                 SOUTHLAND LIFE
                       SURVIVOR DIMENSIONS UNIVERSAL LIFE

STATED DEATH BENEFIT:  $1,000,000     DEATH BENEFIT OPTION A
                                      ANNUAL PREMIUM:  $13,000.00
                                      GUIDELINE PREMIUM/CASH VALUE CORRIDOR TEST

                                  SUMMARY PAGE

                            ASSUMING CURRENT CHARGES
                Assuming Hypothetical Gross Investment Return of:


                                          -----------0.00%--------       ---------12.00%---------         -----------6.00%----------
                        PREMIUM                   CASH                             CASH                             CASH
                      ACCUMULATED      ACCOUNT    SURR     DEATH       ACCOUNT     SURR      DEATH       ACCOUNT    SURR      DEATH
  YEAR    PREMIUMS       AT 5%         VALUE     VALUE     BENEFIT      VALUE     VALUE     BENEFIT       VALUE    VALUE     BENEFIT

   1       13000
   2       13000
   3       13000
   4       13000
   5       13000
   6       13000
   7       13000
   8       13000
   9       13000
  10       13000
  15       13000
  20       13000
  25       13000
  30       13000

AGE 65     13000

The current cost of insurance rates are subject to change. Account values will vary from those illustrated if actual rates differ from those assumed. Current mortality charge rates are based on current mortality experience and are not dependent upon future improvements in underlying mortality.

The hypothetical gross rates of return shown are illustrative only and are not a representation of past or future investment results. Actual investment results and policy charges may be different from those shown and will depend on a number of factors, including the investment allocations and investment experience. No representation is made that these hypothetical gross investment returns can be achieved or sustained over any period of time.

The death benefit, account value and cash surrender value for a policy would be different from those shown if the actual gross annual rates of return averaged 0.00%, 12.00% and 6.00% over a period of years but varied above or below that average during the period. They would also be different if premiums were paid in a different frequency than shown.

--------------------------------------------------------------------------------

Survivor Dimensions                    60

ADDITIONAL INFORMATION

DIRECTORS AND OFFICERS

Set forth below is information regarding the directors and principal officers of Southland Life Insurance Company. Southland's address, and the business address of each person named, except as noted with one asterisk (*) is ING North America Insurance Corporation, 5780 Powers Ferry Road, Atlanta, Georgia 30327-4390. The business address of each person denoted with one asterisk (*) is Security Life Center, 1290 Broadway, Denver, Colorado 80203-5699.


Name                         Position and Offices with Southland Life
----                         ----------------------------------------
Stephen M. Christopher*      Chairman, President and Chief Executive Officer
Jerome J. Cwiok              Director, Executive Vice President and Chief
                                 Operating Officer
B. Scott Burton              Director
P. Randall Lowery            Director
James D. Thompson            Director
Michael W. Cunningham        Director
Mark A. Tullis               Director
James L. Livingston, Jr.*    Executive Vice President, CFO and Chief Actuary
John R. Barmeyer             Senior Vice President - Legal Services
Terry L. Morrison*           Senior Vice President, New Business Operations
Derek J. Reynolds            Senior Vice President and Chief Information Officer
Mark A. Smith*               Senior Vice President, Insurance Services
Gretta Ytterbo               Senior Vice President - ING US Legal Services
Lawrence D. Taylor           Senior Vice President - Product Management Group
Gary W. Waggoner*            Vice President, Secretary ING US Legal Services








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Survivor Dimensions                    61

REGULATION

We are regulated and supervised by the Division of Insurance of the Department of Regulatory Agencies of the State of Colorado which periodically examines our financial condition and operations. In addition, we are subject to the insurance laws and regulations in every jurisdiction in which we do business. As a result, the provisions of this policy may vary somewhat from jurisdiction to jurisdiction.

We are required to submit annual statements, including financial statements, of our operations and finances to the insurance departments of the various jurisdictions in which we do business to determine solvency and compliance with state insurance laws and regulations.

We are also subject to various federal securities laws and regulations.


LEGAL MATTERS

The legal matters in connection with the policy described in this prospectus have been passed on by the General Counsel of Southland Life. Sutherland Asbill & Brennan LLP has provided advice on certain matters relating to the federal securities laws.


LEGAL PROCEEDINGS

Southland Life, as an insurance company, is ordinarily involved in litigation. We do not believe that any current litigation is material to Southland Life's ability to meet its obligations under the policy or to the separate account, and we do not expect to incur significant losses from such actions. ING America Equities, Inc., the principal underwriter and distributor of the policy, is not engaged in any litigation of any material nature.


EXPERTS

Actuarial matters in this prospectus have been examined by James L. Livingston, Jr., F.S.A., M.A.A.A., who is Executive Vice President, CFO and Chief Actuary of Southland Life. His opinion on actuarial matters is filed as an exhibit to the Registration Statement we filed with the SEC. [To be filed by amendment].


REGISTRATION STATEMENT

We have filed a Registration Statement relating to the separate account and the variable life insurance policy described in this prospectus with the SEC. The Registration Statement, which is required by the Securities Act of 1933, includes additional information that is not required in this prospectus under the rules and regulations of the SEC. The additional information may be obtained from the SEC's principal office in Washington, DC. There is a charge for this material.





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Survivor Dimensions                    62

                             INDEX OF SPECIAL TERMS

The following special terms are used in this prospectus. We explain each term on the page(s) listed in the body of this prospectus and in the summary, if applicable:

Account value................................................8
Accumulation unit...........................................32
Accumulation unit value......................................8
Adjustable term insurance rider.............................23
Base death benefit..........................................24
Beneficiary(ies)............................................24
Cash surrender value........................................32
Continuation of coverage....................................31
Death proceeds..............................................24
Divisions...................................................18
Free look period............................................40
General account.............................................18
Guarantee period............................................27
Guarantee period annual premium.............................27
Guaranteed interest division................................18
Guaranteed minimum death benefit............................27
Initial premium.............................................21
Investment date.............................................22
Investment options..........................................19
Joint equivalent age........................................19
Loan division...............................................36
Minimum annual premium......................................21
Net account value...........................................32
Net amount at risk..........................................47
Net cash surrender value....................................32
Net premium.................................................21
Partial withdrawal..........................................21
Policy.......................................................4
Policy date.................................................20
Policy loan.................................................35
Portfolios..................................................12
Scheduled premium...........................................20
Segment.....................................................26
Separate account L1.........................................12
Special continuation period.................................21
Stated death benefit........................................19
Surrender target premium....................................50
Target death benefit........................................28
Target premium..............................................21
Total death benefit.........................................28
Transaction date............................................32
Valuation date..............................................32
Valuation period............................................33
Variable division...........................................18
Variable investment option..................................12
Younger insured person's 100th birthday.....................40


--------------------------------------------------------------------------------

Survivor Dimensions                    63

                              FINANCIAL STATEMENTS



                           [TO BE FILED BY AMENDMENT]









--------------------------------------------------------------------------------

Survivor Dimensions                    64

                        Consolidated Financial Statements

                                 Southland Life
                                Insurance Company
                                and Subsidiaries


                  Years ended December 31, 1999, 1998 and 1997
                       with Report of Independent Auditors







--------------------------------------------------------------------------------

Survivor Dimensions                    65

                              Financial Statements

                         Southland Life Separate Account
                         L1 of Southland Life Insurance
                                     Company


                  Years ended December 31, 1999, 1998 and 1997
                       with Report of Independent Auditors











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Survivor Dimensions                    66

                                   APPENDIX A

                                 FACTORS FOR THE
                   GUIDELINE PREMIUM/CASH VALUE CORRIDOR TEST
                           FOR A LIFE INSURANCE POLICY


Attained                          Attained                             Attained                             Attained
 Age of                            Age of                               Age of                               Age of
Younger                           Younger                              Younger                              Younger
Insured           Factor          Insured             Factor           Insured            Factor            Insured           Factor

   0               2.50              25                2.50               50               1.85                75              1.05
   1               2.50              26                2.50               51               1.78                76              1.05
   2               2.50              27                2.50               52               1.71                77              1.05
   3               2.50              28                2.50               53               1.64                78              1.05
   4               2.50              29                2.50               54               1.57                79              1.05

   5               2.50              30                2.50               55               1.50                80              1.05
   6               2.50              31                2.50               56               1.46                81              1.05
   7               2.50              32                2.50               57               1.42                82              1.05
   8               2.50              33                2.50               58               1.38                83              1.05
   9               2.50              34                2.50               59               1.34                84              1.05

   10              2.50              35                2.50               60               1.30                85              1.05
   11              2.50              36                2.50               61               1.28                86              1.05
   12              2.50              37                2.50               62               1.26                87              1.05
   13              2.50              38                2.50               63               1.24                88              1.05
   14              2.50              39                2.50               64               1.22                89              1.05

   15              2.50              40                2.50               65               1.20                90              1.05
   16              2.50              41                2.43               66               1.19                91              1.04
   17              2.50              42                2.36               67               1.18                92              1.03
   18              2.50              43                2.29               68               1.17                93              1.02
   19              2.50              44                2.22               69               1.16                94              1.01

   20              2.50              45                2.15               70               1.15                95              1.00
   21              2.50              46                2.09               71               1.13                96              1.00
   22              2.50              47                2.03               72               1.11                97              1.00
   23              2.50              48                1.97               73               1.09                98              1.00
   24              2.50              49                1.91               74               1.07                99              1.00



THE POLICY'S BASE DEATH BENEFIT AT ANY TIME WILL BE AT LEAST EQUAL TO THE ACCOUNT VALUE TIMES THE APPROPRIATE FACTOR FROM THIS TABLE.

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Survivor Dimensions                    67

                                   APPENDIX B


PERFORMANCE INFORMATION

POLICY PERFORMANCE


The following hypothetical illustrations demonstrate how the actual investment experience of each variable investment option of the separate account affects the cash surrender value, account value and death benefit of a policy. These hypothetical illustrations are based on the actual historical return of each portfolio as if a policy had been issued on the date indicated. Each portfolio's annual total return is based on the total return calculated for each fiscal year. These annual total return figures reflect the net portfolio's management fees after any voluntary waiver and other operating expenses but do not reflect the policy level or separate account asset-based charges and deductions, which if reflected, would result in lower total return figures than those shown.

The illustrations are based on the payment of a $_______ annual premium, received at the beginning of each year, for a hypothetical policy with a $________ stated death benefit, the guideline premium test, death benefit option A, issued to a preferred, nonsmoker male, age ___ and a preferred, nonsmoker female, age ___. It is assumed that all premiums are allocated to the variable investment option illustrated for the period shown. The benefits are calculated for a specific date. The amount and timing of premium payments and the use of other policy features, such as policy loans, would affect individual policy benefits.

The amounts shown for the cash surrender values, account values and death benefits take into account the charges against premiums, current cost of insurance and monthly deductions, the daily charge against the separate account for mortality and expense risks, and each portfolio's charges and expenses. SEE CHARGES, DEDUCTIONS AND REFUNDS, PAGE 45. This prospectus also contains illustrations based on assumed rates of return. SEE ILLUSTRATIONS OF DEATH BENEFITS, ACCOUNT VALUES, CASH SURRENDER VALUES AND ACCUMULATED PREMIUMS, PAGE 58.

Past performance is not an indication of future results. Actual investment results may be more or less than those shown in the hypothetical illustrations.






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Survivor Dimensions                    68

                                     Part II


                           UNDERTAKING TO FILE REPORTS

                  Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                              RULE 484 UNDERTAKING

                  Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                  Texas Business Corporations Act Article 2.02-1 is a comprehensive provision that defines the power of Texas corporations to provide for the indemnification of its directors, officers, employees and agents. This Article also grants to corporations the power to purchase director and officer insurance.

Article XXVIII of the Southland Life Insurance Company Bylaws provides as follows:


                                 ARTICLE XXVIII


INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHERS


                  SECTION 1. Authorization for indemnification of Directors and officers in actions by or in the right of a company to procure a judgment in its favor.

                  (a) Any person made party to an action by or in the right of the Company to procure a judgment in its favor by reason of the fact that he, his testator or intestate, is or was a Director or officer of the Company, shall be indemnified against the reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense of such action, or in connection with an appeal therein, except in relation to matters as to which such Director or officer is adjudged to have breached his duty to the Company.

                  (b) The indemnification authorized under paragraph (a) shall in no case include:

                           (1)  Amounts paid in settling or otherwise disposing
of a threatened or a pending action with or without court approval; or


--------------------------------------------------------------------------------
Survivor Dimensions                   II - 1

                           (2)  Expenses incurred in defending a threatened
action or a pending action which is settled or otherwise disposed of without court approval.

                  SECTION 2. Authorization for indemnification of Directors and officers in actions or proceedings other than by or in the right of a company to procure a judgment in its favor.

                  (a) Any person made, or threatened to be made, a party in an action or proceeding other than one by or in the right of the company to procure a judgment in its favor, whether civil, criminal or administrative, including an action by or in the right of any other company of any type or kind, domestic or foreign, which any Director or officer of the Company, served in any capacity at the request of the Company, by reason of the fact that he, his testator or intestate, was a Director or officer of the Company, or served such other company in any capacity, shall be indemnified against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such Director or officer acted, in good faith, for a purpose which he reasonably believed to be in the best interests of the Company and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

                  (b) The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not in itself create a presumption that any such Director or officer did not act in good faith for a purpose which he reasonably believed to be in the best interests of the Company or that he had reasonable cause to believe that this conduct was unlawful.

                  SECTION 3. Payment of indemnification other than by court award.

                  (a) A person who has been wholly successful, on the merits or otherwise, in the defense of a civil, criminal, or administrative action or proceeding of the character described in Section 1 or Section 2 above shall be entitled to indemnification as authorized in such Section 1 or Section 2.

                  (b) Except as provided in Paragraph (a) of this Section 3, any indemnification under Section 1 or Section 2 above, unless ordered by a court, shall be made by the Company only if authorized in the specific case:

                           (1)  By the Board of Directors acting by a quorum
consisting of Directors who are not parties to such action or proceeding upon a finding that the Director or officer has met the standard of conduct set forth in Section 1 or Section 2, as the case may be; or

                           (2) If a quorum of the Board of Directors is not
obtainable with due diligence:

                                    (A) By the Board of Directors upon the
opinion in writing of independent legal counsel that indemnification is proper in the circumstances because the applicable standard of conduct set forth in
Section 1 or Section 2 above has been met by such Director or officer, or

                                    (B) By the stockholder (excluding the
director or officer) upon a finding that the Director or officer has met the applicable standard of conduct set forth in Section 1 or Section 2 above.


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Survivor Dimensions                   II - 2

                  (c) Reasonable expenses incurred in defending a civil, criminal or administrative action or proceeding may be paid by the Company in advance of the final disposition of such action or proceeding if authorized under paragraph (b) of this Section 3 and if the Director or officer submits a written affirmation that he meets the standards necessary for indemnification and if the facts known to those making the determination would not preclude indemnification, but subject to a written undertaking of repayment if ultimately found not to be entitled to indemnification under the provisions hereof.

                  SECTION 4.  General

                  The foregoing provisions of this Article XXVIII shall be deemed to be a contract between the Company and each Director and officer who serves in such capacity at any time while this bylaw is in effect, and any repeal or modification thereof shall not affect any rights or obligations then existing with respect to any state of facts then or therefore existing or any action, suit or proceeding theretofore or thereafter brought based in whole or in part upon any such state of facts.

                  The foregoing rights of indemnification shall not be deemed exclusive of any other rights to which any Director or officer may be entitled apart from the provisions of this Article XXVIII.

                  The Board of Directors in its discretion shall have the power on behalf of the Company to indemnify any person, other than a Director or officer, made a party to any action, suit or proceeding by reason of the fact that he, his testator or intestate, is or was an employee of the company. Such indemnification shall be to the same extent and subject to the same standards as indemnification for a director or officer.

                  SECTION 5.  Liability Insurance

                  The company and/or the Board of Directors may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the company or who is or was serving at the request of the company as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, other enterprise or employee benefit plan, against any and all liability asserted against him and/or incurred by him in such capacity or arising out of his status as such a person, whether or not such person would be subject to or eligible for indemnification under the other provisions of this Article XXVIII.


                 REPRESENTATIONS PURSUANT TO SECTION 26(E)(2)(A)

Southland Life Insurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Southland Life Insurance Company.


                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

         The facing sheet.



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



         The prospectus.
         Undertaking to file reports.
         Rule 484 undertaking.
         Representations pursuant to Section 26(e)(2)(A).
         The signatures.
         Written consents of the following persons:
                  James L. Livingston, Jr. (See Exhibit 6A).
                    [to be filed by amendment]
                  Ernst & Young LLP (See Exhibit 7(a)).
                    [to be filed by amendment]
                  Sutherland Asbill & Brennan LLP (See Exhibit 7(b)).
                    [to be filed by amendment]

         The following exhibits, corresponding to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:

         1.
              A.
              (1) Resolution of the Board of Directors of Southland Life Insurance Company establishing Southland Separate
                   Account L1 /1/
              (2)  Not Applicable
              (3)  (a)      Form of Underwriting Agreement between Southland
                            Life Insurance Company and ING America Equities,
                            Inc. /2/
                   (b)      Form of Distribution Agreement /3/
                      (i)   Amendment to Southland Life Insurance Company
                            Distribution Agreement /9/
                   (c)      Schedule of Sales Commissions /4/
                   (d)      Form of Wholesaling Agreement /9/
                   (e)      Form of IIG Master Sales and Supervisory
                            Agreement /9/
                   (f)      Form of Broker-Dealer Supervisory and Selling
                            Agreement for Variable Contracts /9/
              (4)  Not applicable
              (5)  (a)      Specimen Flexible Premium Adjustable Combination
                            Fixed and Variable Life Insurance Policy /5/
                      (i)   Specimen Form of Montana Flexible Premium Adjustable
                            Combination Fixed and Variable Life Insurance
                            Policy /7/
                      (ii)  Specimen Form of Texas Flexible Premium Adjustable
                            Combination Fixed and Variable Life Insurance
                            Policy /7/
                      (iii) Specimen Survivor Dimensions Universal Life
                            Insurance Policy (Form No. 15287-00)
                   (b)      Adjustable Term Insurance Rider /4/
                   (c)      Accidental Death Benefit Rider /4/
                   (d)      Additional Insured Rider /4/
                   (e)      Children's Insurance Rider /4/
                   (f)      Exchange of Insured Rider /4/
                   (g)      Guaranteed Insurability Rider /4/
                   (h)      Waiver of the Cost of Insurance Rider /4/
                   (i)      Waiver of Specified Premium Rider /4/
                   (j)      Guaranteed Minimum Death Benefit Rider /6/
                   (k)      Fail Safe Endorsement /8/
                   (l)      Continuation of Coverage After Age 100
                            Endorsement /9/
                   (m)      Single Life Term Insurance Rider (Insured #1)(Form
                            No. 152XX-00)
                   (n)      Single Life Term Insurance Rider (Insured #2)(Form
                            No. 152XX-00)
                   (o)      Adjustable Term Insurance Rider (Form No. 152XX-00)
              (6)  (a)      Amended and restated Articles of Incorporation of
                            Southland Life Insurance Company /3/
                   (b)      By-laws of Southland Life Insurance Company /2/
              (7)  Not applicable
              (8)  (a)      Form of participation/distribution agreement between
                            The Alger American Fund and the Company /3/
                   (b)      Form of participation/distribution agreement between
                            Fidelity Variable Insurance Products Fund and the
                            Company /3/
                   (c)      Form of participation/distribution agreement between
                            Fidelity Variable Insurance Products Fund II and the
                            Company /3/



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Survivor Dimensions                   II - 4

                   (d) Form of participation/distribution agreement between INVESCO Variable Investment Funds, Inc. and the Company /3/
                   (e) Form of participation/distribution agreement between Janus Aspen Series and the Company /3/
                   (f) Form of administrative services agreement between Security Life of Denver Insurance Company and Southland Life Insurance Company /9/
                   (g) Form of administrative services agreement between INVESCO Funds Group, Inc. and Southland Life Insurance Company /9/
                   (h) Form of Service Agreement between Southland Life Insurance Company and Fred Alger Management, Inc.
              (9)  Not applicable
              (10) Application form
                   (a) Southland Life Variable Universal Life Insurance Application
              (11) Issuance, transfer and redemption procedures memorandum

              B.   Not applicable

              C.   Not applicable

         2.   Opinion and Consent of Gary W. Waggoner

         3.   Not applicable

         4.   Not applicable

         5.   Not applicable

         6.A. Opinion and consent of James L. Livingston, Jr.
                [to be filed by amendment]

         7.(a) Consent of Ernst & Young LLP
                [to be filed by amendment]
           (b) Consent of Sutherland Asbill & Brennan LLP
                [to be filed by amendment]

-------------------
/1/ Incorporated by reference to the Registration Statement on Form S-6 for Southland Separate Account L1 (File No. 33-97852) filed with the Commission on October 6, 1995.
/2/ Incorporated by reference to the Registration Statement on Form N-4 for Southland Separate Account A1 (File No. 33-89574) filed with the Commission on February 17, 1995.
/3/ Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement on Form N- 4 for Southland Separate Account A1 (File No. 33-89574) filed with the Commission on September 29, 1995.
/4/ Incorporated by reference to Pre-Effective Amendment No. 2 to the Registration Statement on Form S- 6 for Southland Separate Account L1 (File No. 33-97852) filed with the Commission on May 10, 1996.
/5/ Incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement on Form S-6 for Southland Separate Account L1 (File No. 33-97852) filed with the Commission on July 30, 1996.
/6/ Incorporated by reference to Post-Effective Amendment No. 2 to the Registration Statement on Form S-6 for Southland Separate Account L1 (File No. 33-97852) filed with the Commission on October 25, 1996.
/7/ Incorporated by reference to Post-Effective Amendment No. 3 to the Registration Statement on Form S-6 for Southland Separate Account L1 (File No. 33-97852) filed with the Commission on April 30, 1997.
/8/ Incorporated by reference to Post-Effective Amendment No. 5 to the Registration Statement on Form S-6 for Southland Separate Account L1 (File No. 33-97852) filed with the Commission on April 29, 1999.
/9/ Incorporated by reference to Post-Effective Amendment No. 6 to the Registration Statement on Form S-6 for Southland Separate Account L1 (File No. 33-97852) filed with the Commission on May 1, 2000.



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Survivor Dimensions                   II - 5

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Southland Life Insurance Company and the Registrant, Southland Life Separate Account L1, have duly caused this Registration Statement to be signed on their behalf by the undersigned, hereunto duly authorized, and their seal to be hereunto fixed and attested, all in the City and County of Denver and the State of Colorado on the 20th day of September, 2000.

                                       SOUTHLAND LIFE INSURANCE COMPANY
                                       (Depositor)


                                       BY:  /s/ Stephen M. Christopher
                                            --------------------------
                                            Stephen M. Christopher
                                            President
(Seal)

ATTEST:


/s/ Gary W. Waggoner
--------------------
Gary W. Waggoner




                                       SOUTHLAND SEPARATE ACCOUNT L1
                                       (Registrant)

                                       BY:     SOUTHLAND LIFE INSURANCE COMPANY
                                       (Depositor)


                                       BY:  /s/ Stephen M. Christopher
                                            --------------------------
                                            Stephen M. Christopher
                                            President

(Seal)

ATTEST:


/s/ Gary W. Waggoner
--------------------
Gary W. Waggoner


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



Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities with Southland Life Insurance Company and on the date indicated.



PRINCIPAL EXECUTIVE OFFICERS:


/s/ Stephen M. Christopher
----------------------------------
Stephen M. Christopher
President and Chairman


/s/ James L. Livingston, Jr.
----------------------------------
James L. Livingston, Jr.
Executive Vice President, CFO and Chief Actuary



PRINCIPAL ACCOUNTING OFFICER:


/s/ Shari A. Enger
----------------------------------
Shari A. Enger
Controller



DIRECTORS:


/s/ P. Randall Lowery
----------------------------------
P. Randall Lowery



/s/ Michael W. Cunningham
----------------------------------
Michael W. Cunningham



/s/ B. Scott Burton
----------------------------------
B. Scott Burton



/s/ Mark A. Tullis
----------------------------------
Mark A. Tullis





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Survivor Dimensions                   II - 7

Exhibit Index


1.A.5(a)(iii)   Specimen Survivor Dimensions Universal Life Insurance Policy
1.A.5(m)        Single Life Term Insurance Rider (Insured #1)
1.A.5(n)        Single Life Term Insurance Rider (Insured #2)
1.A.5(o)        Adjustable Term Insurance Rider

1.A.(8)(h)      Form of Service Agreement between Southland Life
                Insurance Company and Fred Alger Management, Inc.

1.A.(10)(a)     Southland Life Variable Universal Life Insurance Application

2.              Opinion and consent of Gary W. Waggoner















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